FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 5, 2010 except as otherwise indicated)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	Other non-GAAP measures included in the Capital Resources and Management section of this Management’s Discussion and Analysis of Financial Condition include: net debt divided by total equity and non-controlling interests, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio as a measure of its ability to service its debt.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three years are shown in the table that follows (Other revenue comprised, in 2009 and 2008, animal nutrition revenue earned by Ridley Inc. (“Ridley”) and, in 2007, claims fees earned by Cunningham Lindsey Group Inc. (“Cunningham Lindsey”)).

	2009	2008	2007

Net premiums earned
Insurance – Canada (Northbridge)	969.2	1,076.1	1,017.1
– U.S. (Crum & Forster)	781.3	1,005.0	1,187.4
– Asia (Fairfax Asia)	116.0	84.6	68.7
Reinsurance – OdysseyRe	1,927.4	2,076.4	2,120.5
– Other	628.1	269.6	258.4
Runoff	–	17.4	(3.3)

	4,422.0	4,529.1	4,648.8
Interest and dividends	712.7	626.4	761.0
Net gains on investments	944.5	2,570.7	1,665.9
Other revenue	556.4	99.4	434.5

	6,635.6	7,825.6	7,510.2

Revenue in 2009 decreased to $6,635.6 from $7,825.6 in 2008, principally as a result of decreased net gains on investments and a 2.4% decline in net premiums earned, partially offset by the inclusion of Polish Re and the entire year’s revenues of Advent, the increase in Other revenue relating to Ridley and a 13.8% increase in interest and dividends. The decline in net premiums earned in 2009 reflected declines at Northbridge ($106.9, or 9.9%), Crum &

Forster ($223.7, or 22.3%) and OdysseyRe ($149.0, or 7.2%), partially offset by increases at Fairfax Asia ($31.4, or 37.1%) and as a result of the inclusion of Polish Re ($83.3) and the entire year’s premiums of Advent ($289.6, including $91.3 related to reinsurance-to-close premiums). Interest and dividend income increased in 2009 relative to 2008 (by $86.3, or 13.8%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008). Other revenue in 2009 and 2008 comprised the revenue resulting from the consolidation of Ridley, whereas Other revenue in 2007 comprised revenue of Cunningham Lindsey. Decreased net gains on investments reflected increased net gains related to bonds and decreased other than temporary impairments, offset by decreased net gains related to equity and equity index total return swaps and credit default swaps.

Consolidated gross premiums written in 2009 rose 0.6% relative to the prior year, primarily due to the inclusion of Advent ($386.1, including $110.0 of reinsurance-to-close premiums in the first quarter) and Polish Re ($88.4). Overall declines in net written and net earned premiums in 2009 reflected the impact of economic and competitive conditions, including the foreign currency translation effects of U.S. dollar appreciation year-over-year relative to other currencies (average rates of exchange), and were partially offset by the inclusion of the net written and net earned premiums of Polish Re and of Advent for the entire year. Net premiums written by Northbridge measured in U.S. dollars decreased by 15.5% (9.6% measured in Canadian dollar terms) as a result of the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business. The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in net premiums written of 18.4% in 2009. OdysseyRe continued to experience broad competitive pressures during 2009 in the global reinsurance and insurance markets in which its divisions compete. Net premiums written declined 6.7% to $1,893.8 in 2009, with decreases in the London Market (17.0%), EuroAsia (6.4%), U.S. Insurance (4.9%) and the Americas divisions (3.9%). Net premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year strengthening of the U.S. dollar (average rates of exchange).

Revenue in 2008 increased to $7,825.6 from $7,510.2 in 2007, principally as a result of increased net gains on investments, partially offset by decreases in other revenue, interest and dividends and net premiums earned. The decline in insurance and reinsurance premiums earned reflected the impact of reduced underwriting activity in increasingly competitive markets and the effect of the appreciation of the U.S. dollar on the translation of net premiums earned by the non-U.S. operations of the company, partially offset by a year-over-year increase in net premiums earned as a result of the consolidation of Advent. Increased net gains on investments included increased net gains related to equity and equity index total return swaps and credit default swaps, partially offset by increased other than temporary impairments recorded principally on equity securities. Decreased interest and dividends primarily reflected lower interest income resulting from the year-over-year decline in short term interest rates. Other revenue in 2008 comprised the revenue resulting from the consolidation of Ridley, whereas other revenue in 2007 comprised revenue of Cunningham Lindsey. Following the sale at the end of 2007 of a majority of the company’s interest in the operating companies of Cunningham Lindsey, and its resulting deconsolidation at the 2007 year-end, 2008 revenue did not include any revenue from those operating companies.

The decline in net premiums written in 2008 reflected the company’s disciplined response to increasingly competitive conditions and pricing trends in insurance and reinsurance markets where the company’s insurance and reinsurance companies compete. Net premiums written by Northbridge measured in U.S. dollars increased 10.3% (8.4% measured in local currency) in 2008 compared to 2007, principally as a result of changes to the 2008 reinsurance program that resulted in increased premium retention and reduced cessions to reinsurers by the Northbridge operating companies, partially offset by the impact of the year-over-year appreciation of the U.S. dollar relative to the Canadian dollar. Net premiums written by Crum & Forster in 2008 declined 20.2% in total, with declines across all major lines of business with the exception of accident and health, reflecting Crum & Forster’s disciplined response to deteriorating market conditions in the U.S. commercial lines business. Net premiums written

FAIRFAX FINANCIAL HOLDINGS LIMITED

by OdysseyRe in 2008 declined 2.8%, with declines in the Americas, EuroAsia and U.S. Insurance divisions partially offset by an increase in the London Market division. Appreciation of the U.S. dollar during 2008 relative to other currencies also contributed to the decline in OdysseyRe’s net premiums written compared to 2007. Reflecting the above mentioned factors, net premiums written by the company’s insurance and reinsurance operations in 2008 declined 4.2% to $4,321.1 from $4,508.8 in 2007.

As presented in note 20 to the consolidated financial statements, on a geographic basis, United States, Canadian and International operations accounted for 49.2%, 25.5% and 25.3% respectively of net premiums earned in 2009 compared with 51.1%, 27.1% and 21.8% respectively in 2008 and 53.8%, 26.3% and 19.9% respectively in 2007.

Net premiums earned in 2009 compared with 2008 increased in International (13.4%) and declined in the United States (6.1%) and Canada (8.0% – measured in U.S. dollars). International net premiums earned in 2009 increased by $132.2, reflecting increases in Reinsurance – Other primarily as a result of the inclusion of the net earned premiums of Polish Re and Advent for the entire year, partially offset by decreases at OdysseyRe ($86.7, representing decreases in the London Market and EuroAsia divisions). Net premiums earned in the U.S. in 2009 primarily included a $223.7 decrease at Crum & Forster, partially offset by a $153.5 increase in Reinsurance – Other as a result of the inclusion of the net earned premiums of Advent for the entire year. The decline in Canadian net premiums earned from $1,227.0 in 2008 to $1,128.4 in 2009 was primarily attributable to the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market and increased competition for new and renewal business, and the weaker average Canadian dollar exchange rate relative to the U.S. dollar compared to 2008.

Net premiums earned in 2008 compared with 2007 declined in the United States (7.4%), increased in International (6.5%) and were relatively unchanged (increased 0.5%) in Canada, measured in U.S. dollars. Net premiums earned in Canada in 2008 primarily reflected a $50.0 increase at Northbridge, almost completely offset by a $42.5 decline in net premiums earned primarily by Group Re as a result of reduced cessions by Northbridge to Group Re in 2008 resulting from changes to Northbridge’s reinsurance programme. Net premiums earned in the U.S. in 2008 primarily included a $182.4 decrease at Crum & Forster and a $73.8 decrease at OdysseyRe’s Americas and U.S. Insurance divisions, partially offset by increases at Runoff and Northbridge and as a result of the consolidation of Advent. International net premiums earned in 2008 principally reflected increases at OdysseyRe ($31.2, representing an increase in the London Market division, partially offset by a decrease in the EuroAsia division), Fairfax Asia ($15.9) and Reinsurance – Other ($14.8, principally related to the consolidation of Advent).

Other revenue in 2009 of $556.4 reflected the inclusion of the revenue of Ridley for the entire year compared to $99.4 in 2008, representing the revenue of Ridley since its consolidation in November 2008. Other revenue in 2007 of $434.5 comprised the fees earned by the company’s claims adjusting, appraisal and loss management services business (Cunningham Lindsey).

Net Earnings

The company’s sources of net earnings and combined ratios by business segment were as set out in the table that follows for the most recent three years. The 2009 results include the results of operations of Advent, Ridley and Polish Re and reflect the company’s 100% interest in Northbridge. In September 2008 the company commenced consolidation of Advent following an increase in the company’s investment in Advent, and in November 2008 the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re. The results for Polish Re are included in the Reinsurance – Other business segment. In February 2009 the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax. During the fourth quarter of 2009 the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax. The foregoing transactions are described in further detail in note 18 to the consolidated financial statements. On January 1, 2008, nSpire Re’s Group Re business was reclassified from the Reinsurance – Other business segment to the Runoff business segment.

The following table presents the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from Ridley in 2009 and 2008 and, up to December 31, 2007, from its claims adjusting, appraisal and loss management services business (Cunningham Lindsey). In that table, interest and dividends and net gains on investments on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

	2009	2008	2007
		(1)(2)

Combined ratios
Insurance – Canada (Northbridge)	105.9%	103.5%	96.5%
– U.S. (Crum & Forster)	104.1%	117.6%	93.5%
– Asia (Fairfax Asia)	82.6%	91.8%	70.4%
Reinsurance – OdysseyRe	96.7%	101.3%	95.5%
– Other	98.1%	116.6%	95.8%

Consolidated	99.8%	106.2%	94.9%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(57.1)	(37.9)	36.0
– U.S. (Crum & Forster)	(32.0)	(177.2)	77.0
– Asia (Fairfax Asia)	20.2	6.9	20.3
Reinsurance – OdysseyRe	64.3	(27.7)	94.7
– Other	11.9	(45.0)	10.9

Underwriting income (loss)	7.3	(280.9)	238.9
Interest and dividends – insurance and reinsurance	557.0	476.1	604.4

Operating income	564.3	195.2	843.3
Net gains on investments – insurance and reinsurance	668.0	1,381.8	1,025.5
Runoff	31.2	392.6	187.6
Other(3)	12.4	1.4	25.4
Interest expense	(166.3)	(158.6)	(209.5)
Corporate overhead and other	96.0	631.9	288.1

Pre-tax income	1,205.6	2,444.3	2,160.4
Income taxes	(214.9)	(755.6)	(711.1)
Non-controlling interests	(133.9)	(214.9)	(353.5)

Net earnings	856.8	1,473.8	1,095.8

(1)	Excluding the impact in 2008 of Crum & Forster’s lawsuit settlement in the first quarter and Crum & Forster’s reinsurance commutation loss in the second quarter, the combined ratios in 2008 were 106.7% and 103.8% for Crum & Forster and Fairfax consolidated respectively.

(2)	Prior to giving effect to the above-mentioned items affecting Crum & Forster and catastrophe losses related to Hurricanes Ike and Gustav, the Fairfax consolidated combined ratio in 2008 was 96.5%.

(3)	Other comprises the pre-tax income before interest and other of the Ridley animal nutrition business for the years ended December 31, 2009 and 2008 and the Cunningham Lindsey claims adjusting business for the year ended December 31, 2007.

In 2009, the company’s insurance and reinsurance operations generated an underwriting profit of $7.3 and a combined ratio of 99.8% compared to an underwriting loss of $280.9 and a combined ratio of 106.2% in 2008. Underwriting results in 2009 included the benefit of 0.6 of a combined ratio point ($26.3) of net favourable development of prior years’ reserves principally at Crum & Forster, Northbridge, OdysseyRe and Fairfax Asia, partially offset by net adverse development at Group Re and Advent. Underwriting results in 2008 included the impact of a reinsurance commutation in the second quarter by Crum & Forster ($84.2 pre-tax, representing 1.9 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit in the first quarter by Crum & Forster ($25.5 pre-tax, representing 0.6 of a combined ratio point of adverse prior years’ reserve development). Underwriting results in 2008 included the benefit of 0.3 of a combined ratio point ($14.2) of net favourable development of prior years’ reserve development, comprised of the 2.4 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, offset by

FAIRFAX FINANCIAL HOLDINGS LIMITED

2.7 combined ratio points of otherwise net favourable reserve development primarily at Crum & Forster, Northbridge and OdysseyRe. Catastrophe losses, principally related to storm activity in Europe and severe weather in the U.S., contributed 3.8 combined ratio points ($165.6) to underwriting results in 2009, compared to the impact of 10.3 combined ratio points ($462.0) in 2008, primarily related to U.S. hurricanes, southern China snowstorms, European windstorms, Australian floods and the China earthquake.

In 2009, net earnings were $856.8 ($43.99 per share, $43.75 per diluted share) compared to $1,473.8 ($80.38 per share, $79.53 per diluted share) in 2008. Net earnings in 2009 reflected improved underwriting profit as a result of reduced catastrophe losses in 2009 (after the significant U.S. hurricane losses in 2008), increased interest and dividend income and net gains on investments of $944.5 (including $937.9 of net gains on bonds, $463.3 of net gains on common stocks and equity derivatives and $26.6 of net gains on preferred stocks, partially offset by $340.0 of other than temporary impairments recorded on common stocks and bonds, $147.2 of net losses related to credit default swaps and other derivatives, and $17.6 of net losses related to foreign currency) compared to net gains on investments of $2,570.7 in 2008 (including $2,096.8 of net gains on common stocks and equity derivatives, $1,305.7 of net gains related to credit default swaps and other derivatives and $218.9 of net gains on bonds, partially offset by $1,011.8 of other than temporary impairments recorded on common stocks and bonds and $45.4 of net losses related to foreign currency).

Operating expenses in 2009, 2008 and 2007 in the consolidated statement of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in 2009 included the operating expenses of Advent (which was not included in the first eight months of 2008) and Polish Re (which was not included in 2008). The $25.8 decrease in 2009 operating expenses (after excluding the operating expenses for the first eight months of 2009 for Advent and for 2009 for Polish Re) related primarily to reduced corporate overhead expenses at Fairfax (primarily reflecting lower legal expense, partially offset by increased compensation expense) and decreased operating expenses at Northbridge, Crum & Forster and Runoff, partially offset by increased privatization-related corporate overhead expenses at OdysseyRe. The $2.0 increase in operating costs in 2008 (after excluding 2008 Advent operating expenses) compared to 2007 primarily reflected increased subsidiary holding companies corporate overhead costs and increased severance and related costs at Runoff, partially offset by decreased operating expenses at Northbridge and decreased Fairfax corporate overhead costs.

The company’s insurance and reinsurance operations had an underwriting loss of $280.9 and a combined ratio of 106.2% in 2008, compared to an underwriting profit of $238.9 and a combined ratio of 94.9% in 2007. Underwriting results in 2008 included the benefit of 0.3 of a combined ratio point ($14.2) of net favourable development of prior years’ reserve development, comprised of the 2.4 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, offset by 2.7 combined ratio points of otherwise net favourable reserve development primarily at Crum & Forster, Northbridge and OdysseyRe. Underwriting results in 2007 included the benefit of 1.5 combined ratio points ($68.1) of net favourable development of prior years’ reserves at Crum & Forster, Northbridge, Group Re and Fairfax Asia offset by net unfavourable development at OdysseyRe. Catastrophe losses, primarily related to U.S. hurricanes, southern China snowstorms, European windstorms, Australian floods and the China earthquake contributed 10.3 combined ratio points ($462.0) in 2008 compared to the impact of 2.6 combined ratio points ($120.8) principally related to the impact on OdysseyRe of the European windstorm Kyrill, Cyclone Gonu, Mexico floods, Jakarta floods, the Peru earthquake and U.K. floods and the effects of storm events on Crum & Forster.

Net earnings in 2008 were $1,473.8 ($80.38 per share, $79.53 per diluted share) compared to $1,095.8 ($61.20 per share, $58.38 per diluted share) in 2007. Improved net earnings in 2008 primarily reflected a $904.8 increase in net gains on investments (described below), partially offset by a decline in underwriting results, from a $238.9 profit in 2007 to a $280.9 loss in 2008, and a $134.6 decrease in interest and dividends, principally arising from a year-over-year decline in short term interest rates. Net gains on investments in 2008 increased to $2,570.7 (including $2,096.8 of net gains on common stocks and equity derivatives, $1,305.7 of net gains related to credit default swaps and other derivatives and $218.9 of net gains on bonds, partially offset by $1,011.8 of other than temporary impairments recorded on common stocks and bonds and $45.4 of net losses related to foreign currency) from $1,665.9 in 2007 (including net gains of $1,141.3 related to credit default swaps, a gain of $220.5 on the disposition of the company’s investment in Hub International Limited (“Hub”), net gains of $149.5 related to equity and equity index total return swaps and short positions, net gains on common stocks of $138.8 and net gains of $137.5 related to foreign currency, partially offset by $109.0 recorded as other than temporary impairments on common stock and bond investments).

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out in the tables that follow for the most recent three years. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the consolidated group. Also included in corporate and other are net gains (losses) on investments arising on holding company cash, short term investments and marketable securities.

Year ended December 31, 2009

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,250.5	863.8	285.8	2,195.0	688.3	5,283.4	1.1	–	(190.5)	–	5,094.0

Net premiums written	928.7	716.4	127.9	1,893.8	619.8	4,286.6	(0.5)	–	–	–	4,286.1

Net premiums earned	969.2	781.3	116.0	1,927.4	628.1	4,422.0	–	–	–	–	4,422.0

Underwriting profit (loss)	(57.1)	(32.0)	20.2	64.3	11.9	7.3	–	–	–	–	7.3
Interest and dividends	113.0	113.9	9.0	283.6	37.5	557.0	–	–	–	–	557.0

Operating income before:	55.9	81.9	29.2	347.9	49.4	564.3	–	–	–	–	564.3
Net gains (losses) on investments	94.4	229.1	17.8	353.6	(25.8)	669.1	129.2	–	(1.1)	–	797.2
Runoff operating loss	–	–	–	–	–	–	(98.0)	–	–	–	(98.0)
Other(1)	–	–	–	–	–	–	–	12.4	–	–	12.4
Interest expense	–	(27.8)	–	(31.0)	(5.1)	(63.9)	–	(1.0)	–	(101.4)	(166.3)
Corporate overhead and other	(19.8)	(3.3)	(2.3)	(25.8)	(13.1)	(64.3)	–	–	–	160.3	96.0

Pre-tax income (loss)	130.5	279.9	44.7	644.7	5.4	1,105.2	31.2	11.4	(1.1)	58.9	1,205.6
Income taxes											(214.9)
Non-controlling interests											(133.9)

Net earnings											856.8

Year ended December 31, 2008

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,452.1	1,019.6	227.0	2,294.5	245.8	5,239.0	12.6	–	(190.2)	–	5,061.4

Net premiums written	1,099.5	878.2	86.5	2,030.8	226.1	4,321.1	11.1	–	–	–	4,332.2

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	17.4	–	–	–	4,529.1

Underwriting profit (loss)	(37.9)	(177.2)	6.9	(27.7)	(45.0)	(280.9)	–	–	–	–	(280.9)
Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	–	–	–	–	476.1

Operating income (loss) before:	70.0	(91.0)	8.5	222.6	(14.9)	195.2	–	–	–	–	195.2
Net gains (losses) on investments	25.7	605.7	3.0	740.1	28.1	1,402.6	499.8	–	(20.8)	–	1,881.6
Runoff operating loss	–	–	–	–	–	–	(107.2)	–	–	–	(107.2)
Other(1)	–	–	–	–	–	–	–	1.4	–	–	1.4
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	–	(93.1)	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	–	676.5	631.9

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	(20.8)	583.4	2,444.3
Income taxes											(755.6)
Non-controlling interests											(214.9)

Net earnings											1,473.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2007

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,531.3	1,245.0	171.2	2,282.7	250.2	5,480.4	8.0	–	(273.9)	–	5,214.5

Net premiums written	996.8	1,100.9	70.5	2,089.4	251.2	4,508.8	(10.4)	–	–	–	4,498.4

Net premiums earned	1,017.1	1,187.4	68.7	2,120.5	258.4	4,652.1	(3.3)	–	–	–	4,648.8

Underwriting profit	36.0	77.0	20.3	94.7	10.9	238.9	–	–	–	–	238.9
Interest and dividends	119.2	133.4	17.4	309.3	25.1	604.4	–	–	–	–	604.4

Operating income before:	155.2	210.4	37.7	404.0	36.0	843.3	–	–	–	–	843.3
Net gains (losses) on investments	230.2	250.3	–	553.4	8.9	1,042.8	276.8	–	(17.3)	–	1,302.3
Runoff operating loss	–	–	–	–	–	–	(89.2)	–	–	–	(89.2)
Other(1)	–	–	–	–	–	–	–	25.4	–	–	25.4
Interest expense	–	(51.0)	–	(37.7)	–	(88.7)	–	(15.7)	–	(105.1)	(209.5)
Corporate overhead and other	(12.4)	(9.6)	(3.5)	(12.6)	–	(38.1)	–	–	–	326.2	288.1

Pre-tax income (loss)	373.0	400.1	34.2	907.1	44.9	1,759.3	187.6	9.7	(17.3)	221.1	2,160.4
Income taxes											(711.1)
Non-controlling interests											(353.5)

Net earnings											1,095.8

(1)	Other comprises the pre-tax income of the Ridley animal nutrition business for the years ended December 31, 2009 and 2008 and the Cunningham Lindsey claims adjusting business for the year ended December 31, 2007.

Segmented Balance Sheets

The company’s segmented balance sheets as at December 31, 2009 and 2008 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes intercompany balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe primarily due to differences between Canadian and US GAAP and from those published by Advent primarily due to differences between Canadian GAAP and IFRS as adopted by the European Union. The segmented balance sheets of Northbridge, OdysseyRe, Advent and Other (Ridley) also include purchase price adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)	Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,412.4 (2008 – $1,060.6) Corporate and Other long term debt as at December 31, 2009 consisted primarily of Fairfax debt of $1,236.9 (2008 – $869.6), other long term obligations consisting of TIG trust preferred securities of $9.1 (2008 – $17.9) and purchase consideration payable of $164.4 (2008 – $169.8) related to the TRG acquisition (see note 9 to the consolidated financial statements).

Segmented Balance Sheet as at December 31, 2009

	Insurance			Reinsurance
		Crum &	Fairfax			Operating			Corporate
	Northbridge	Forster	Asia	OdysseyRe	Other	Companies	Runoff	Other(1)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	27.4	2.5	–	83.0	–	112.9	–	–	1,138.7	1,251.6
Accounts receivable and other	395.4	206.2	54.6	733.9	158.6	1,548.7	228.3	39.2	39.2	1,855.4
Recoverable from reinsurers	1,130.5	927.3	170.3	1,025.0	88.9	3,342.0	1,378.0	–	(910.9)	3,809.1
Portfolio investments	3,186.6	3,639.1	554.4	8,433.8	1,602.2	17,416.1	2,413.8	1.6	247.1	20,078.6
Deferred premium acquisition costs	122.4	45.7	13.5	126.5	24.2	332.3	–	–	–	332.3
Future income taxes	18.4	72.8	–	93.4	29.9	214.5	552.7	1.0	(449.5)	318.7
Premises and equipment	12.1	6.9	7.5	11.5	2.0	40.0	1.4	87.3	39.9	168.6
Goodwill and intangible assets	219.8	20.9	5.5	152.4	18.7	417.3	–	21.9	(0.4)	438.8
Due from affiliates	78.7	–	1.8	–	9.2	89.7	4.8	–	(94.5)	–
Other assets	10.9	13.8	–	33.2	1.2	59.1	25.1	54.1	11.4	149.7
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–

Total assets	5,235.2	5,039.7	807.6	10,831.2	2,004.0	23,917.7	4,913.7	205.1	(633.7)	28,402.8

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	12.1	–	12.1
Accounts payable and accrued liabilities	166.2	147.8	105.1	399.1	25.9	844.1	177.2	45.5	135.4	1,202.2
Income taxes payable	10.0	11.1	7.5	31.5	–	60.1	0.3	0.1	10.4	70.9
Short sale and derivative obligations	–	–	–	40.8	–	40.8	7.2	0.3	8.9	57.2
Due to affiliates	–	1.5	–	13.0	0.3	14.8	–	–	(14.8)	–
Funds withheld payable to reinsurers	30.6	248.2	25.0	43.8	21.2	368.8	21.3	–	(35.2)	354.9
Provision for claims	2,802.2	2,672.4	218.0	5,507.8	1,090.8	12,291.2	3,265.7	–	(809.8)	14,747.1
Unearned premiums	713.8	297.8	116.6	691.2	196.2	2,015.6	–	–	(95.5)	1,920.1
Future income taxes payable	1.7	–	3.6	–	2.0	7.3	–	22.8	(30.1)	–
Long term debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7

Total liabilities	3,724.5	3,686.3	475.8	7,214.2	1,430.6	16,531.4	3,471.7	81.4	581.7	20,666.2

Non-controlling interests	–	–	4.0	–	–	4.0	–	–	113.6	117.6

Shareholders’ equity	1,510.7	1,353.4	327.8	3,617.0	573.4	7,382.3	1,442.0	123.7	(1,329.0)	7,619.0

Total liabilities and shareholders’ equity	5,235.2	5,039.7	807.6	10,831.2	2,004.0	23,917.7	4,913.7	205.1	(633.7)	28,402.8

Capital
Debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7
Non-controlling interests	–	–	–	69.1	–	69.1	–	44.5	4.0	117.6
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–
Shareholders’ equity	1,477.7	1,248.9	327.8	3,409.4	504.3	6,968.1	1,132.4	79.2	(560.7)	7,619.0

Total capital	1,510.7	1,660.9	327.8	4,104.0	667.6	8,271.0	1,442.0	124.3	201.0	10,038.3

% of total capital	15.0%	16.5%	3.3%	40.9%	6.7%	82.4%	14.4%	1.2%	2.0%	100.0%

(1)	Other comprises the balance sheet of the Ridley animal nutrition business as at December 31, 2009.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2008

	Insurance			Reinsurance
		Crum &	Fairfax			Operating			Corporate
	Northbridge	Forster	Asia	OdysseyRe	Other	Companies	Runoff	Other(1)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	–	8.4	–	–	–	8.4	–	–	1,555.8	1,564.2
Accounts receivable and other	373.8	221.8	56.5	701.3	122.0	1,475.4	142.7	45.2	25.4	1,688.7
Recoverable from reinsurers	1,053.3	1,006.7	156.4	868.0	93.4	3,177.8	1,927.8	–	(871.4)	4,234.2
Portfolio investments	2,748.5	3,741.0	421.1	7,743.8	1,191.3	15,845.7	2,478.1	6.2	85.0	18,415.0
Deferred premium acquisition costs	113.6	52.7	–	139.1	17.7	323.1	0.1	–	(1.3)	321.9
Future income taxes	32.4	197.8	–	304.4	30.3	564.9	637.7	4.7	(507.9)	699.4
Premises and equipment	10.7	6.2	1.2	10.7	0.7	29.5	2.2	85.6	15.8	133.1
Goodwill and intangible assets	18.5	22.9	5.5	48.2	3.9	99.0	0.1	25.3	(1.2)	123.2
Due from affiliates	–	0.7	1.1	–	0.9	2.7	–	–	(2.7)	–
Other assets	4.2	11.4	–	20.9	2.3	38.8	20.5	60.8	5.6	125.7
Investments in Fairfax affiliates	28.2	94.3	–	124.7	75.9	323.1	274.4	–	(597.5)	–

Total assets	4,383.2	5,363.9	641.8	9,961.1	1,538.4	21,888.4	5,483.6	227.8	(294.4)	27,305.4

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	21.1	–	21.1
Accounts payable and accrued liabilities	141.7	254.8	89.1	398.3	11.8	895.7	243.3	59.4	128.1	1,326.5
Income taxes payable	–	165.6	6.0	238.1	–	409.7	2.5	–	244.1	656.3
Short sale and derivative obligations	–	–	–	8.6	–	8.6	11.6	–	9.2	29.4
Due to affiliates	0.1	–	–	0.6	–	0.7	5.3	–	(6.0)	–
Funds withheld payable to reinsurers	30.7	231.6	21.6	58.0	28.8	370.7	20.7	–	(36.3)	355.1
Provision for claims	2,414.2	2,987.7	179.6	5,250.5	856.5	11,688.5	3,806.2	–	(766.3)	14,728.4
Unearned premiums	669.8	366.4	92.8	702.0	153.5	1,984.5	0.4	–	(94.3)	1,890.6
Future income taxes payable	2.8	–	–	–	–	2.8	–	28.6	(31.4)	–
Long term debt	–	305.2	–	486.5	93.4	885.1	–	0.7	1,060.6	1,946.4

Total liabilities	3,259.3	4,311.3	389.1	7,142.6	1,144.0	16,246.3	4,090.0	109.8	507.7	20,953.8

Non-controlling interests	–	–	2.7	–	–	2.7	–	–	1,380.1	1,382.8

Shareholders’ equity	1,123.9	1,052.6	250.0	2,818.5	394.4	5,639.4	1,393.6	118.0	(2,182.2)	4,968.8

Total liabilities and shareholders’ equity	4,383.2	5,363.9	641.8	9,961.1	1,538.4	21,888.4	5,483.6	227.8	(294.4)	27,305.4

Capital
Debt	–	305.2	–	486.5	93.4	885.1	–	0.7	1,060.6	1,946.4
Non-controlling interests	394.1	–	–	896.8	40.2	1,331.1	–	49.0	2.7	1,382.8
Investments in Fairfax affiliates	28.2	94.3	–	124.7	75.9	323.1	274.4	–	(597.5)	–
Shareholders’ equity	701.6	958.3	250.0	1,797.0	278.3	3,985.2	1,119.2	69.0	(204.6)	4,968.8

Total capital	1,123.9	1,357.8	250.0	3,305.0	487.8	6,524.5	1,393.6	118.7	261.2	8,298.0

% of total capital	13.5%	16.4%	3.0%	39.8%	5.9%	78.6%	16.8%	1.4%	3.2%	100.0%

(1)	Other comprises the balance sheet of the Ridley animal nutrition business as at December 31, 2008.

Holding company cash, short term investments and marketable securities decreased to $1,251.6 at December 31, 2009 from $1,564.2 at the end of 2008. The balance at December 31, 2008 had increased by $364.0 of subsidiary dividends received from Crum & Forster in the fourth quarter of 2008, which funds were used to facilitate the company’s purchase of $374.0 of Northbridge common shares as part of the privatization transaction in the first quarter of 2009 (as described in note 18).Cash inflows of the holding company in 2009 included the receipt of $983.0 of net proceeds on the issuance of subordinate voting shares in the third quarter, the receipt of $358.6 of net proceeds on the issuance of unsecured senior notes in the third quarter, the receipt of $225.0 of net proceeds on the issuance of Series C preferred shares in the fourth quarter, and the receipt of $115.4 in cash dividends from subsidiaries during the year. Holding company cash, short term investments and marketable securities was further increased by $313.3 of investment income (including net investment gains recorded in net earnings and in other comprehensive income).

Cash outflows of the holding company in 2009 included the payment of $1.0 billion in respect of the company’s privatization of OdysseyRe in the fourth quarter (as described in note 18), the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge in the first quarter (as described in note 18), the payment of $143.8 in the fourth quarter to redeem Series A and B preferred shares, the payment of $157.5 in corporate income taxes during the year, the payment of $151.3 of common and preferred share dividends during the year, the $135.7 of cash used to repurchase the company’s common shares during the year, the investment of $66.4 to acquire a 15.0% equity interest in Alltrust Insurance Company of China Ltd. (“Alltrust”) in the third quarter, the $57.0 cash consideration paid in the first quarter to acquire Polish Re (as described in note 18), the additional investment of $49.0 in Cunningham Lindsey Group Limited in the first quarter (in conjunction with that company’s acquisition of the international business of GAB Robins), the investment of $39.9 during the year in the start-up insurance operations of Fairfax Brasil, the repayment of $12.8 at maturity in the first quarter of the company’s 6.15% secured loan, and the holding company’s share of $12.3 in the third quarter privatization of Advent (as described in note 18). Movements in holding company cash, short term investments and marketable securities in 2008 included the receipt of $608.7 in cash dividends from subsidiaries and $652.7 of investment income (including investment gains and losses recorded in net earnings or in other comprehensive income), partially offset by the repurchase of 1,066,601 subordinate voting shares at a net cost of $282.0, the payment of $99.0 of common and preferred share dividends, repayment at maturity of the outstanding $62.1 of the company’s 6.875% unsecured senior notes, and the repurchase of 2,000,000 Series A and B preferred shares at a cost of $48.0 (Cdn$50.0).

Accounts receivable and other increased to $1,855.4 at December 31, 2009 from $1,688.7 at the end of 2008, with the increase principally reflecting $99.0 receivable by Runoff related to reinsurance commutations completed during the third and fourth quarters (cash proceeds were subsequently received in January 2010, as described in note 7).

Reinsurance recoverables declined by $425.1 to $3,809.1 at December 31, 2009 from $4,234.2 at December 31, 2008, with the decrease related primarily to continued progress by the runoff operations (including reductions as a result of reinsurance commutations, certain of which are described in note 7), claims payments related to 2008 U.S. hurricane and other catastrophe losses, and reduced underwriting activity as a result of the weak economy and competitive market conditions, partially offset by the foreign currency translation effect of the depreciation at December 31, 2009 compared to December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which Fairfax’s insurance and reinsurance companies transact their business and to the acquisition of Polish Re.

Future income taxes represent amounts expected to be recovered in future years. The future income taxes asset decreased by $380.7 to $318.7 during 2009, the decrease being primarily attributable to the decrease in future income taxes as a result of the appreciation of investments in 2009. Income taxes payable decreased by $585.4 to $70.9 during 2009, principally reflecting income tax payments made in 2009 related to significant realized investment gains and net earnings in 2008.

At December 31, 2009 the future income taxes asset of $318.7 consisted of $207.8 relating to operating and capital losses and $292.9 of temporary differences (which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes), partially offset by a valuation allowance of $182.0. The tax-effected operating and capital losses (before valuation allowance) relate to losses in Canada of $39.2 (primarily the former Cunningham Lindsey companies and the Canadian holding company), losses in the U.S. of $17.6 (primarily related to Cunningham Lindsey) and losses of $151.0 in Europe. Management expects that the recorded future income taxes asset will be realized in the normal course of operations.

As at December 31, 2009, management has recorded a valuation allowance against operating and capital losses and temporary differences of $182.0, of which $29.2 relates to losses in Canada, $132.5 relates to all of the losses carried forward and temporary differences in Europe, and $20.3 relates to losses in the U.S. The valuation allowance of $29.2 against operating and net capital losses in Canada and $20.3 in the U.S. relate primarily to the former Cunningham Lindsey companies. There are no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies.

In determining the need for a valuation allowance, management primarily considers current and expected profitability of the companies. Management reviews the recoverability of the future income taxes asset and the valuation allowance on a quarterly basis. The temporary differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums and to investment-related balances such as

FAIRFAX FINANCIAL HOLDINGS LIMITED

realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at December 31, 2009, these latter primarily included the company’s investments in ICICI Lombard, International Coal Group, Cunningham Lindsey Group, Singapore Reinsurance Corporation Limited, The Brick Group Income Fund, and various investment partnerships and trusts, as described in note 3), the aggregate carrying value of which was $20,078.6 at December 31, 2009 ($20,030.3 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2008 of $18,415.0 ($18,394.8 net of subsidiary short sale and derivative obligations). The net $1,635.5 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at December 31, 2009 compared to December 31, 2008 primarily reflected the increase in net realized and unrealized gains in 2009 (including net investment gains on subsidiary portfolio investments of $797.2 and the $1,019.8 improvement in the net unrealized gains on subsidiary available for sale investments), and also reflected subsidiary uses of cash, funded by subsidiary portfolio investments, that included $665.8 of subsidiary corporate income tax payments (substantially related to significant realized investment gains and net earnings in 2008), $172.4 paid by Northbridge to complete its privatization, and $72.6 paid by OdysseyRe to repurchase its common shares. Major changes to portfolio investments in 2009 included a net increase of $2.64 billion in bonds, a net decrease in cash and short term investments (principally U.S. Treasury securities) of $2.27 billion and a net increase of $1.04 billion in common stocks. During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion (approximately one-quarter, or $1.5 billion notional amount relative to $6,517.9 of equity and equity-related holdings) of its equity and equity-related investments against a decline in equity markets by way of short positions effected through S&P 500 index-referenced total return swap contracts entered into at an average S&P 500 index value of 1,062.52. At year-end, as a result of decreased equity and equity-related holdings and increased short positions, the equity hedges had increased to approximately 30%. The unrecorded excess of fair value over the carrying value of investments carried at equity was $170.8 at December 31, 2009 ($356.0 at December 31, 2008).

Goodwill and intangible assets increased to $438.8 at December 31, 2009 from $123.2 at December 31, 2008. The $315.6 increase in goodwill and intangible assets in 2009 resulted from the privatizations of OdysseyRe and Northbridge and the acquisition of Polish Re, and foreign currency translation amounts related to the Northbridge and Polish Re goodwill and intangible assets. As described in note 5, in 2009 the company recorded $159.0 of goodwill (OdysseyRe – $64.6, Northbridge – $80.6, Polish Re – $13.8) and $128.7 of intangible assets, principally related to the value of customer and broker relationships and brand names (OdysseyRe – $37.9, Northbridge – $90.8, Polish Re – nil). The carrying value of the goodwill and brand name intangible assets will be assessed annually by the company for impairment commencing in 2010. The customer and broker relationships intangible assets will be amortized to net earnings over periods ranging from 8 to 20 years.

Provision for claims increased to $14,747.1 at December 31, 2009 from $14,728.4 at December 31, 2008. The net $18.7 increase related primarily to the foreign currency translation effects of the depreciation since December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which the company’s insurance and reinsurance companies transact their business and to the consolidation of Polish Re, substantially offset by continued progress by the runoff operations, claims payments related to 2008 hurricanes, and reduced underwriting activity as a result of the weak economy and competitive market conditions. Additional disclosure on the company’s claims reserves, on a consolidated basis and by operating segment, is found in the section entitled “Provision for Claims”.

Non-controlling interests declined in 2009 by $1,265.2 to $117.6 from $1,382.8 at December 31, 2008, principally as a result of the privatizations of OdysseyRe, Northbridge and Advent. The remaining non-controlling interests balance primarily relates to OdysseyRe’s preferred stock and Ridley.

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the most recent three years.

Canadian Insurance – Northbridge(1)

	2009	2008	2007

Underwriting profit (loss)	(57.1)	(37.9)	36.0

Combined ratio
Loss & LAE	75.7%	75.2%	68.4%
Commissions	11.8%	10.7%	8.3%
Underwriting expense	18.4%	17.6%	19.8%

	105.9%	103.5%	96.5%

Gross premiums written	1,250.5	1,452.1	1,531.3

Net premiums written	928.7	1,099.5	996.8

Net premiums earned	969.2	1,076.1	1,017.1

Underwriting profit (loss)	(57.1)	(37.9)	36.0
Interest and dividends	113.0	107.9	119.2

Operating income	55.9	70.0	155.2
Net gains on investments	94.4	25.7	230.2

Pre-tax income before interest and other	150.3	95.7	385.4

Net income after taxes	91.8	45.7	273.3

(1)	These results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments recorded by Fairfax related to the privatization of Northbridge. Excluding these purchase price adjustments, Northbridge’s 2009 underwriting loss and combined ratio were $51.7 and 105.3% respectively.

Underwriting results in 2009 deteriorated relative to 2008 results, with an underwriting loss of $57.1 and a combined ratio of 105.9% compared to an underwriting loss of $37.9 and a combined ratio of 103.5% in 2008. Underwriting results in 2008 included net losses of $25.2 related to Hurricane Ike. Northbridge’s 2009 underwriting results generally reflected the continuing weakness in commercial lines pricing and market conditions and the impact of economic conditions on Northbridge’s insured customers, and specifically included the impact of several large incurred losses in its small-to-medium account and trucking segments. Northbridge’s 2009 combined ratio was adversely affected, with a year-over-year increase in its expense ratio to 30.2% in 2009 from 28.3% in 2008, as a result of a 3.6% decline in net premiums earned and a 2.1% increase in general operating expenses in Canadian dollar terms. Underwriting results in 2009 included 1.5 combined ratio points ($14.1) of net favourable development of prior years’ reserves, principally attributable to net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and across most lines and accident years in its small-to-medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of the imposition of an additional sales tax in certain Canadian provinces. Underwriting results in 2008 included 5.9 combined ratio points ($63.3) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business for the most recent accident years. Catastrophe losses, primarily related to wind and flood activity, added 1.3 combined ratio points ($13.1) in 2009 compared to 3.4 combined ratio points ($36.2, including $25.2 related to Hurricane Ike) in 2008.

Northbridge had an underwriting loss of $37.9 and a combined ratio of 103.5% in 2008, compared to an underwriting profit of $36.0 and a combined ratio of 96.5% in 2007. Underwriting results in 2008 generally reflected the year-over-year deterioration in commercial lines pricing and market conditions, increased weather-related claims frequency and loss severity, and expected increased net commission expense resulting from reduced reinsurance ceding commission income following changes to Northbridge’s 2008 reinsurance programme, partially offset by lower general operating expenses. Underwriting results in 2008 also included 5.9 combined ratio points ($63.3) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business in the most recent accident years. Underwriting results in 2007 included the benefit of 2.9 combined ratio points ($29.2) of net favourable development of prior years’ reserves, primarily attributable to better

FAIRFAX FINANCIAL HOLDINGS LIMITED

than expected claims development on recent accident years and the impact of large losses incurred in 2007 within the exited portion of Commonwealth’s Energy & International business. In 2008, current period catastrophe losses, primarily related to Hurricane Ike in the third quarter and the added impact in the year of elevated levels of weather-related events, added 3.4 combined ratio points ($36.2) to underwriting results (catastrophe losses added 0.7 combined ratio points ($7.0) to 2007 underwriting results). Excluding the impact of Hurricane Ike losses (2.3 combined ratio points, $25.2), Northbridge’s combined ratio was 101.2% in 2008 (96.5% in 2007).

The impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business contributed to a decline in gross premiums written during 2009 in Canadian dollar terms of 7.8% compared to 2008. Net premiums written decreased by 9.6% in 2009 in Canadian dollar terms. Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a 6.8% decline in gross premiums written in 2008 in Canadian dollar terms compared to 2007. Net premiums written increased by 8.4% in 2008 compared to 2007 in Canadian dollar terms, reflecting changes to Northbridge’s 2008 reinsurance programme that resulted in increased premium retention through reduced cessions to reinsurers by the Northbridge operating companies.

Net gains on investments in 2009 of $94.4 (compared to net gains of $25.7 in 2008) included $142.2 of net gains on bonds, $28.9 of net gains on common stocks and equity derivatives and $8.9 of net gains on preferred stocks, partially offset by $54.1 of other than temporary impairments recorded principally on common stocks and bonds and $33.1 of net losses related to foreign currency. Net gains on investments of $25.7 in 2008 included $250.2 of net gains on common stocks and equity derivatives, $132.7 of net gains related to credit default swaps and $26.8 of net gains related to foreign currency, partially offset by $279.0 of other than temporary impairments recorded on common stocks and bonds and $104.9 of net losses on bonds. The impact of increased net gains on investments and interest and dividends, partially offset by the deterioration in underwriting results, contributed to increased pre-tax income before interest and other of $150.3 in 2009, compared to pre-tax income before interest and other of $95.7 in 2008. Net investment gains of $230.2 in 2007 included $129.2 of net gains related to credit default swaps, an $87.7 pre-tax gain on the sale of the company’s investment in Hub and net gains of $27.8 on common stocks and equity derivatives, partially offset by other than temporary impairments recorded on common stock and bond investments of $19.5, net gains related to foreign currency of $3.3 and net losses on bonds of $3.3. The $204.5 decline in net gains on investments, an $11.3 decrease in interest and dividends and the deterioration in underwriting results contributed to a $227.6 decrease in net income in 2008 compared to 2007.

Northbridge’s cash resources decreased by $75.6 in 2009, compared to a decline of $230.1 in 2008. Cash used in operating activities in 2009 was $80.6 compared to cash provided by operating activities of $144.0 in 2008, with the change primarily due to reduced underwriting cash flows. Cash provided by investing activities was $100.4 in 2009 compared to cash used of $192.0 in 2008, reflecting greater cash used in 2008 to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to hedging by substituting equity index total return swaps for short sales. Increased cash used in financing activities in 2009 of $155.2 compared to $94.5 used in 2008 primarily reflected the share redemption by Northbridge in 2009 related to the completion of the going private transaction as described in note 18. Cash provided by operating activities in 2008 was $144.0 compared to $187.6 in 2007, with the decrease primarily attributable to reduced underwriting cash flows and decreased investment income. Cash used in investing activities declined to $192.0 in 2008 from $382.7 in 2007, largely as a result of the greater net purchases of investment securities in 2007 (primarily government bonds). Cash used in investing activities during 2008 included $253.9 used in the second quarter to close certain equity index short positions, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Cash used in financing activities in 2008 increased to $94.5 from $68.5 in 2007, primarily reflecting greater repurchases by Northbridge of its common shares in 2008.

Northbridge’s average annual return on average equity over the past 24 years since inception in 1985 was 15.7% at December 31, 2009 (2008 – 16.1%) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2009 and 2008.

	2009	2008
Assets
Holding company cash, short term investments and marketable securities	27.4	–
Accounts receivable and other	395.4	373.8
Recoverable from reinsurers	1,130.5	1,053.3
Portfolio investments	3,186.6	2,748.5
Deferred premium acquisition costs	122.4	113.6
Future income taxes	18.4	32.4
Premises and equipment	12.1	10.7
Goodwill and intangible assets	219.8	18.5
Due from affiliates	78.7	–
Other assets	10.9	4.2
Investment in Fairfax affiliates	33.0	28.2

Total assets	5,235.2	4,383.2

Liabilities
Accounts payable and accrued liabilities	166.2	141.7
Income taxes payable	10.0	–
Due to affiliates	–	0.1
Funds withheld payable to reinsurers	30.6	30.7
Provision for claims	2,802.2	2,414.2
Unearned premiums	713.8	669.8
Future income taxes payable	1.7	2.8

Total liabilities	3,724.5	3,259.3
Shareholders’ equity	1,510.7	1,123.9

Total liabilities and shareholders’ equity	5,235.2	4,383.2

(1)	This balance sheet differs from the standalone balance sheet of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of Northbridge. Excluding these purchase accounting adjustments, Northbridge’s shareholders’ equity was $1,345.8 at December 31, 2009.

The Fairfax privatization of Northbridge, the appreciation of the Canadian dollar relative to the U.S. dollar, and appreciation of Northbridge’s portfolio investments produced the largest balance sheet changes in 2009. Northbridge’s balance sheet in U.S. dollars (including Fairfax-level purchase price adjustments) as at December 31, 2009 compared to December 31, 2008 reflected the currency translation effect of the significant depreciation of the U.S. dollar relative to the Canadian dollar in 2009 (2009 year-end exchange rate of 0.9539 compared to 0.8100 at the end of 2008). Notable increases in year-end 2009 balances compared to 2008 year-end for reinsurance recoverable, portfolio investments, provision for claims and shareholders’ equity were primarily attributable to this currency translation effect. Reinsurance recoverable in Canadian dollars declined in 2009 compared to 2008, primarily reflecting reduced cessions to reinsurers following a decline in written premiums as a result of Northbridge’s response to challenging industry conditions and the economy’s impact on Northbridge’s insured customers, partially offset by the currency translation effect of U.S. dollar depreciation on the U.S. dollar-denominated ceded claims reserves of Commonwealth and Markel. Portfolio investments in Canadian dollars increased in 2009 compared to 2008, with the increase primarily attributable to the appreciation of available for sale investments, particularly equity investments. Goodwill and intangible assets increased to $219.8 in 2009 from $18.5 in 2008 as a result of fair value purchase price adjustments recorded by Fairfax following the privatization of Northbridge (as described in note 18). Provision for claims decreased in Canadian dollars at the end of 2009 compared to 2008, primarily reflecting the decline in incurred losses following a decline in written and earned premiums as a result of challenging industry conditions and the impact of the weak economy, partially offset by the currency translation effect of U.S. dollar appreciation on the U.S. dollar-denominated claims reserves of Commonwealth and Markel. Shareholders’ equity increased by $386.8, reflecting the effects of the growth in accumulated other comprehensive income primarily as a result of unrealized foreign currency translation gains due to the depreciation of the U.S. dollar relative to the Canadian dollar, the impact of purchase price adjustments

FAIRFAX FINANCIAL HOLDINGS LIMITED

recorded by Fairfax on the privatization of Northbridge and recognized in the Northbridge reporting segment and appreciation of available for sale securities and 2009 net earnings, partially offset by the reductions of capital related to the privatization.

Northbridge’s investment in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

Ridley	30.7

U.S. Insurance – Crum & Forster(1)

	2009	2008	2007

Underwriting profit (loss)	(32.0)	(177.2)	77.0

Combined ratio
Loss & LAE	69.2%	85.8%	64.9%
Commissions	11.8%	12.0%	12.0%
Underwriting expense	23.1%	19.8%	16.6%

	104.1%	117.6%	93.5%

Gross premiums written	863.8	1,019.6	1,245.0

Net premiums written	716.4	878.2	1,100.9

Net premiums earned	781.3	1,005.0	1,187.4

Underwriting profit (loss)	(32.0)	(177.2)	77.0
Interest and dividends	113.9	86.2	133.4

Operating income (loss)	81.9	(91.0)	210.4
Net gains on investments	229.1	605.7	250.3

Pre-tax income before interest and other	311.0	514.7	460.7

Net income after taxes	212.7	315.1	267.3

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Crum & Forster reported an underwriting loss of $32.0 and a combined ratio of 104.1% in 2009 compared to an underwriting loss of $177.2 and a combined ratio of 117.6% in 2008 (including the impact of $74.3 of catastrophe losses attributable to Hurricanes Ike and Gustav, an $84.2 charge related to a second quarter reinsurance commutation and the $25.5 impact of a settlement of an asbestos-related lawsuit in the first quarter of 2008). The results in 2009 generally reflected the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions taken by the company. Crum & Forster’s 2009 combined ratio was adversely affected by a year-over-year deterioration in its expense ratio (34.9% in 2009, compared to 31.8% in 2008) as a result of the 22.3% decline in net premiums earned relative to a 5.8% decline in underwriting operating expenses ($158.4 in 2009, compared to $168.1 in 2008). The underwriting results in 2009 included the benefit of 3.2 combined ratio points ($25.0) of net favourable development of prior years’ reserves, principally related to favourable emergence in specialty lines and workers’ compensation, partially offset by adverse emergence in commercial auto and latent claims. Included in the $59.0 of net adverse prior years’ reserve development in underwriting results in 2008 were the unfavourable impacts of the reinsurance commutation ($84.2 or 8.4 combined ratio points) and the lawsuit settlement ($25.5 or 2.5 combined ratio points), partially offset by otherwise net favourable prior years’ reserve development of 5.0 combined ratio points ($50.7), related primarily to workers’ compensation, umbrella and specialty lines. Reduced catastrophe losses of $11.6 added 1.5 combined ratio points to the 2009 underwriting results compared to $93.7 and 9.3 combined ratio points in 2008 (primarily related to Hurricanes Ike and Gustav).

The effects of unfavourable pricing trends and market conditions in 2008, the impact of Hurricanes Ike and Gustav ($74.3, 7.4 combined ratio points) in the third quarter, the second quarter reinsurance commutation ($84.2, 8.4 combined ratio points) and the settlement of an asbestos-related lawsuit in the first quarter ($25.5, 2.5 combined ratio points) contributed to an unfavourable underwriting result for Crum & Forster in 2008, with an underwriting loss of $177.2 and a combined ratio of 117.6%, compared to underwriting profit of $77.0 and a combined ratio of 93.5% in 2007. Prior to giving effect to the impact of the Hurricanes Ike and Gustav losses, the reinsurance commutation and the lawsuit settlement, Crum & Forster’s combined ratio in 2008 was 99.3%. In addition to the adverse impact on prior years’ reserves of the reinsurance commutation and the lawsuit settlement, underwriting results in 2008 included otherwise net favourable prior years’ reserve development of 5.0 combined ratio points ($50.7), related primarily to workers’ compensation, umbrella and Seneca business. Catastrophe losses, primarily related to Hurricanes Ike and Gustav and storm events in the U.S. Southeast and Midwest regions, accounted for 9.3 combined ratio points ($93.7) of the combined ratio in 2008. Included in the results for 2007 was the benefit of 3.9 combined ratio points ($46.6) of net favourable development of prior years’ reserves, after the effects of aggregate stop loss reinsurance treaties. Prior to the effect of aggregate stop loss reinsurance, Crum & Forster experienced net favourable development of $50.2, principally attributable to $65.4 of favourable emergence in workers’ compensation lines and $39.3 of net favourable development related to general liability and commercial multi-peril liabilities, partially offset by $54.5 of adverse development in latent liability reserves. Catastrophe losses added 1.3 combined ratio points ($15.0) to the combined ratio in 2007.

The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in gross premiums written and net premiums written of 15.3% and 18.4% respectively for 2009 compared to 2008. Net premiums earned decreased by 22.3% in 2009 compared to 2008. Crum & Forster’s disciplined response to the softening underwriting cycle, increasing competition for new and renewal business and declining pricing in 2008 contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty and property, partially offset by growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 18.1% and 20.2% respectively in 2008 compared to 2007. Net premiums earned decreased by 15.4% in 2008 compared to 2007.

Crum & Forster recorded significantly lower net gains on investments of $229.1 in 2009 (compared to net gains of $605.7 in 2008) which included $240.6 of net gains on bonds and $106.2 of net gains on common stocks and equity derivatives, partially offset by $106.1 of other than temporary impairments recorded on common stocks and bonds, $9.8 of net losses related to credit default swaps and other derivatives, and $4.3 of net losses related to foreign currency. Net gains on investments of $605.7 in 2008 included $418.0 of net gains on common stocks and equity derivatives, $289.1 of net gains related to credit default swaps and other derivatives and $95.6 of net gains on bonds, partially offset by $198.0 of other than temporary impairments recorded on common stocks and bonds. The significant year-over-year decline in net investment gains was partially offset by improved underwriting results and higher interest and dividends, and contributed to decreased pre-tax income before interest and other of $311.0 in 2009 compared to $514.7 in 2008. A decline in interest and dividend income in 2008, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in short term interest rates, and the year-over-year deterioration in underwriting results were more than offset by increased net gains on investments to $605.7 from $250.3 in 2007 (including $226.8 of net gains related to credit default swaps and $73.8 of net gains on common stocks and equity derivatives, partially offset by $30.3 of net losses on bonds and $26.5 of other than temporary impairments recorded on common stocks and bonds), resulting in a $47.8 increase in net income in 2008 compared to 2007.

Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2009 to their parent holding company of $138.4 (2008 – $511.3; 2007 – $138.2). The Crum & Forster holding company paid dividends to Fairfax in 2009 of $115.0 (2008 – $494.0; 2007 – $183.7). The dividend of $494.0 paid in 2008 included a $350.0 extraordinary dividend consisting of $191.2 of cash and $158.8 of securities, paid out of excess capital, which was approved by the relevant insurance regulator. The effects of net earnings and increased unrealized gains on available for sale investments, partially offset by dividends paid to Fairfax, increased Crum & Forster’s US GAAP basis shareholders’ equity to $1.52  billion at December 31, 2009 from $1.17 billion at December 31, 2008. Crum & Forster’s operating subsidiaries’ combined 2010 maximum dividend capacity is $163.8, which is not subject to prior regulatory approval for payment.

Crum & Forster’s cash resources increased by $79.3 in 2009, compared to a $718.2 decline in 2008. Cash used in operating activities in 2009 was $402.4 compared to cash provided by operations of $100.9 in 2008, with the

FAIRFAX FINANCIAL HOLDINGS LIMITED

year-over-year change primarily attributable to lower premium collections related to the decline in premiums written, higher income tax payments and steady or only modestly declining outlays for paid losses, ceded reinsurance costs and fixed operating expenses in 2009 and the impact of the $302.5 cash proceeds of the reinsurance commutation received in 2008. Cash provided by investing activities during 2009 was $596.7 compared to $479.6 of cash used in 2008 (which included $642.1 used to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to equity hedging by substituting equity total return swaps for short sales). Cash used in financing activities of $115.0 in 2009 and $339.5 in 2008 primarily related to dividends paid to Fairfax. Cash provided by operating activities in 2008 was $100.9 compared to cash used in operating activities of $5.9 in 2007, with the increase primarily attributable to the $302.5 cash proceeds of the second quarter reinsurance commutation, partially offset by lower premium collections. Cash used in investing activities of $479.6 during 2008 (2007 – cash provided by investing activities of $220.5) reflected greater net purchases of investment securities (including the purchase of U.S. state, municipal and other tax-exempt bonds, partially offset by the sale of the majority of the company’s U.S. Treasury bonds), and in addition reflected $642.1 used to close certain equity index short positions in the second quarter, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Increased cash used in financing activities of $339.5 (2007 – $118.5) primarily reflected increased dividends paid by Crum & Forster to Fairfax in 2008 compared to 2007.

Crum & Forster’s net income for the year ended December 31, 2009 produced a return on average equity of 17.7% (2008 – 26.7%; 2007 – 21.2%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $1,590.6, from which it has paid cumulative dividends to Fairfax of $1,235.6, and its annual return on average equity since acquisition has been 13.4% (2008 – 13.0%).

Set out below are the balance sheets for Crum & Forster as at December 31, 2009 and 2008.

	2009	2008

Assets
Holding company cash, short term investments and marketable securities	2.5	8.4
Accounts receivable and other	206.2	221.8
Recoverable from reinsurers	927.3	1,006.7
Portfolio investments	3,639.1	3,741.0
Deferred premium acquisition costs	45.7	52.7
Future income taxes	72.8	197.8
Premises and equipment	6.9	6.2
Goodwill and intangible assets	20.9	22.9
Due from affiliates	–	0.7
Other assets	13.8	11.4
Investments in Fairfax affiliates	104.5	94.3

Total assets	5,039.7	5,363.9

Liabilities
Accounts payable and accrued liabilities	147.8	254.8
Income taxes payable	11.1	165.6
Due to affiliates	1.5	–
Funds withheld payable to reinsurers	248.2	231.6
Provision for claims	2,672.4	2,987.7
Unearned premiums	297.8	366.4
Long term debt	307.5	305.2

Total liabilities	3,686.3	4,311.3
Shareholders’ equity	1,353.4	1,052.6

Total liabilities and shareholders’ equity	5,039.7	5,363.9

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Significant changes to Crum & Forster’s balance sheet as at December 31, 2009 as compared to 2008 primarily reflected the company’s reduced level of underwriting activity in 2009 in response to challenging industry conditions in the U.S. commercial lines market. Reduced levels of underwriting activity contributed to a $79.4 decline in reinsurance recoverable, a $315.3 decline in provision for claims and a $68.6 decline in unearned premiums. Portfolio investments decreased by $101.9, reflecting increased cash used in operating activities ($402.4) and dividends to Fairfax of $115.0, principally funded by net sales of portfolio investments, partially offset by the effects of significant net investment gains ($229.1) and increased unrealized gains on available for sale investments ($202.4, net of tax). Decreased future income taxes primarily reflected decreased future income taxes assets related to a reversal in 2009 of unrealized losses on investments at the end of 2008, while the decrease in income taxes payable was primarily attributable to greater tax payments as a result of significant realized investment gains and net earnings in 2008. Shareholders’ equity increased by $300.8 primarily as a result of earnings of $212.7 and increased unrealized gains on available for sale investments ($202.4, net of tax), partially offset by dividends paid to Fairfax of $115.0.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

TRG Holdings	1.4
Advent	17.5
OdysseyRe	8.8

For more information on Crum & Forster, please see its 10-K report for 2009 posted on its website www.cfins.com.

Asian Insurance – Fairfax Asia

	2009	2008	2007

Underwriting profit	20.2	6.9	20.3

Combined ratio
Loss & LAE	73.1%	81.5%	56.3%
Commissions	(1.7)%	(6.6)%	(3.2)%
Underwriting expense	11.2%	16.9%	17.3%

	82.6%	91.8%	70.4%

Gross premiums written	285.8	227.0	171.2

Net premiums written	127.9	86.5	70.5

Net premiums earned	116.0	84.6	68.7

Underwriting profit	20.2	6.9	20.3
Interest and dividends	9.0	1.6	17.4

Operating income	29.2	8.5	37.7
Net gains on investments	17.8	3.0	–

Pre-tax income before interest and other	47.0	11.5	37.7

Net income after taxes	38.3	0.9	28.7

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank).

Fairfax Asia reported improved underwriting profit of $20.2 and a combined ratio of 82.6% in 2009 (underwriting profit of $6.9 and a combined ratio of 91.8% in 2008), reflecting favourable underwriting results at First Capital and unfavourable results at Falcon. Increased business activity in 2009 at First Capital and Falcon, principally relating to

FAIRFAX FINANCIAL HOLDINGS LIMITED

increased commercial auto and marine hull business, resulted in a 25.9% increase in gross premiums written and a 47.9% increase in net premiums written. The 2009 results included 7.0 combined ratio points ($8.1) of net favourable development of prior years’ reserves, primarily related to net favourable emergence at Falcon (compared to 4.0 combined ratio points ($3.4) of net unfavourable development in 2008). Increased interest and dividends in 2009 of $9.0 (compared to interest and dividends of $1.6 in 2008) primarily related to the effects of reinvestment in higher yielding fixed income securities. Net gains on investments in 2009 of $17.8 included $9.8 of net gains on bonds and $10.6 of net gains on common stocks, partially offset by $1.1 of other than temporary impairments on common stocks and bonds. Significantly increased underwriting profit, increased interest and dividends (due to reinvestment of the portfolio into higher yielding fixed income securities) and net gains on investments in 2009 compared to 2008 resulted in increased pre-tax income before interest and other of $47.0 compared to $11.5.

Fairfax Asia produced an underwriting profit of $6.9 and a combined ratio of 91.8% in 2008 (compared to an underwriting profit of $20.3 and a combined ratio of 70.4% in 2007), reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. The 2008 results included the impact of 4.0 combined ratio points ($3.4) of net unfavourable development of prior years’ reserves primarily related to workers’ compensation at Falcon (compared to 6.4 combined ratio points ($4.4) of net favourable development primarily attributable to First Capital in 2007). In 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers and a minor increase in premiums written by Falcon resulted in a 32.6% increase in gross premiums written and a 22.7% increase in net premiums written. Decreased underwriting profit and interest and dividends (due to reduced equity in earnings of investees, principally ICICI Lombard) were only partially offset by increased net gains on investments in 2008 compared to 2007, resulting in a decrease in net income to $0.9 from $28.7.

During 2009, the company invested $0.6 to acquire additional shares in ICICI Lombard. During 2008, the company invested $30.3 in ICICI Lombard. As at December 31, 2009, the company had invested a total of $88.1 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment in note 3 to the consolidated balance sheet at $75.9 on the equity basis of accounting (fair value of $204.4 as disclosed in note 3 to the consolidated financial statements). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the nine month period ended December 31, 2009, ICICI Lombard’s gross premiums written decreased in Indian rupees by 7.4% over the comparable 2008 period, with a combined ratio (trade basis) of 108.8% on an Indian GAAP basis. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2009, including highly competitive pricing as a result of the phasing out (begun in 2007) of regulatory price controls, which contributed to a decline in the growth rate of insurance premiums for the industry and for ICICI Lombard. With a 9.7% market share, 4,707 employees and 360 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2009 and 2008:

	2009	2008
Assets
Accounts receivable and other	54.6	56.5
Recoverable from reinsurers	170.3	156.4
Portfolio investments	554.4	421.1
Deferred premium acquisition costs	13.5	–
Premises and equipment	7.5	1.2
Goodwill and intangible assets	5.5	5.5
Due from affiliates	1.8	1.1

Total assets	807.6	641.8

Liabilities
Accounts payable and accrued liabilities	105.1	89.1
Income taxes payable	7.5	6.0
Funds withheld payable to reinsurers	25.0	21.6
Provision for claims	218.0	179.6
Unearned premiums	116.6	92.8
Future income taxes payable	3.6	–

Total liabilities	475.8	389.1
Non-controlling interests	4.0	2.7
Shareholders’ equity	327.8	250.0

Total liabilities and shareholders’ equity	807.6	641.8

Significant changes to Fairfax Asia’s balance sheet as at December 31, 2009, reflected increased business activity during 2009 and included increased portfolio investments, reinsurance recoverable, provision for claims and unearned premiums. Shareholders’ equity increased primarily as a result of net earnings of $38.3, and increased accumulated other comprehensive income related to increased unrealized gains on available for sale investments (principally equities) and unrealized foreign currency translation gains due to U.S. dollar depreciation.

Reinsurance – OdysseyRe(1)

	2009	2008	2007

Underwriting profit (loss)	64.3	(27.7)	94.7

Combined ratio
Loss & LAE	67.6%	72.7%	66.4%
Commissions	19.5%	20.1%	20.6%
Underwriting expense	9.6%	8.5%	8.5%

	96.7%	101.3%	95.5%

Gross premiums written	2,195.0	2,294.5	2,282.7

Net premiums written	1,893.8	2,030.8	2,089.4

Net premiums earned	1,927.4	2,076.4	2,120.5

Underwriting profit (loss)	64.3	(27.7)	94.7
Interest and dividends	283.6	250.3	309.3

Operating income	347.9	222.6	404.0
Net gains on investments	353.6	740.1	553.4

Pre-tax income before interest and other	701.5	962.7	957.4

Net income after taxes	486.9	613.9	596.0

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and due to purchase accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Improved underwriting performance in 2009 produced underwriting profit of $64.3 and a combined ratio of 96.7%, compared to an underwriting loss of $27.7 and a combined ratio of 101.3% in 2008. Underwriting results in 2009 included the impact of catastrophe losses of 6.1 combined ratio points ($116.1), principally related to storm activity and flooding in Europe and Turkey, and 11.8 combined ratio points ($242.2) in 2008 primarily related to Hurricanes Ike and Gustav in the U.S., the southern China snowstorms, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. OdysseyRe’s 2009 results were favourably impacted by 0.6 of a combined ratio point ($11.3) of net favourable reserve development, including net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of asbestos reserves in the Americas division. Results in 2008 were favourably impacted by 0.5 of a combined ratio point ($10.1) of prior years’ reserve development (net favourable development in the U.S. Insurance, EuroAsia and London Market divisions, partially offset by net adverse development in the Americas division).

OdysseyRe had an underwriting loss of $27.7 and a combined ratio of 101.3% in 2008, compared to an underwriting profit of $94.7 and a combined ratio of 95.5% in 2007. The 2008 combined ratio included 11.8 combined ratio points ($242.2) related to current period catastrophe losses (net of reinstatement premiums), primarily related to Hurricanes Ike and Gustav (6.6 combined ratio points, $136.9), the southern China snowstorm, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. Underwriting results in 2008 were favourably impacted by 0.5 of a combined ratio point ($10.1) of prior period reserve development (net favourable reserve development in U.S. Insurance, EuroAsia and London Market divisions partially offset by net adverse development in the Americas division). The 2007 combined ratio included 1.9 combined ratio points ($40.5) of net adverse reserve development (a total of $142.9 in the Americas division, including $77.4 for asbestos and environmental reserves strengthening, a $21.2 charge related to a third quarter litigation settlement, and adverse development of 2001 and prior years’ casualty losses, partially offset by net favourable emergence in the London Market ($57.0) and U.S. Insurance ($38.7) divisions) and 4.7 combined ratio points ($98.8) for current period catastrophe losses (primarily Storm Kyrill, Cyclone Gonu, Mexico floods, Jakarta floods, the Peru earthquake and U.K. floods).

OdysseyRe continued to experience broad competitive pressures in 2009 in the global reinsurance and insurance markets in which its divisions compete. OdysseyRe’s gross premiums written declined 4.3% to $2,195.0 in 2009 compared to 2008. Net premiums written declined 6.7% to $1,893.8 in 2009, and net premiums earned declined 7.2% to $1,927.4. Gross premiums written in 2009 declined in the London Market (10.2%), EuroAsia (6.3%) and Americas (3.9%) divisions, and increased in the U.S. Insurance division (1.4%). Premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year appreciation of the average 2009 U.S. dollar exchange rate. OdysseyRe continued to experience broad competitive pressures in 2008 in the global reinsurance and insurance markets in which its divisions compete. Declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in reinsurance markets, while insurance premiums were affected by planned reductions in certain of the U.S. Insurance division’s lines of business (including non-standard personal auto) and by increased competition in its medical professional liability segment. The EuroAsia division reported modestly increased written premiums in 2008, primarily as a result of a system change in the reinsurance premium process (which had no impact on earned premiums). Decreased written premiums in the Americas and U.S. Insurance divisions were partially offset by the increase in the EuroAsia division and by increases in premiums written by the London Market division, which experienced growth in its professional liability business. Gross premiums written during 2008 increased 0.5%, and included increases of 5.5% in EuroAsia, 9.1% in the London Market division and 1.4% in the U.S. Insurance division, mostly offset by a 7.0% decrease in the Americas division. Net premiums written during 2008 compared to 2007 declined 2.8% to $2,030.8, primarily reflecting the effect of increased utilization of reinsurance in the London Market division, and net premiums earned declined 2.1% to $2,076.4.

Interest and dividend income in 2009 increased 13.3% compared to 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of the sale of lower yielding government debt securities. Net gains on investments of $353.6 in 2009 (compared to net gains of $740.1 in 2008) included $394.6 of net gains on bonds, $99.0 of net gains on common stocks and equity derivatives and $7.3 of net gains on preferred stocks, partially offset by $119.1 of other than temporary impairments recorded on common stocks and bonds and $31.4 of net losses related to credit default swaps and other derivatives. Net gains on investments of $740.1 in 2008 included $554.6 of net gains on common stocks and equity derivatives, $352.2 of net gains related to credit default swaps, and $233.2 of net gains on bonds, partially offset by $370.1 of other than temporary impairments recorded on common stocks and bonds and $33.4 of net losses related to foreign currency. This decline in net investment gains, partially offset by increased underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $701.5 in 2009 compared to $962.7 in 2008. Increased net gains on investments of $740.1 in 2008 compared to net gains on investments of $553.4 in 2007 (including net gains related to credit default swaps of $295.9, a net gain of $130.1 on the sale of the company’s investment in Hub, net gains on bonds of $16.6, net gains of $79.6 related to common stocks and equity derivatives and $87.2 of net gains related to foreign currency, partially offset by other than temporary impairments recorded on common stock and bond positions of $59.7) more than offset the declines in underwriting profit and interest and dividends, and contributed to an increase in net income to $613.9 in 2008 from $596.0 in 2007.

OdysseyRe’s cash resources increased in 2009 by $185.7 and decreased in 2008 by $142.2. Cash used in operating activities in 2009 was $1.3 compared to $107.6 of cash provided by operating activities in 2008, with the change primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008) and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Cash provided by investing activities of $238.7 in 2009 decreased from $318.6 in 2008. Cash used in financing activities of $114.3 in 2009 and $389.8 in 2008 related primarily to repurchases by OdysseyRe of its common shares and dividends paid on its preferred and common shares. Cash provided by operating activities in 2008 was $107.6 compared to $162.8 in 2007, with the decrease primarily attributable to decreased investment income, higher income tax payments and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Net cash provided by investing activities in 2008 of $318.6 reflected greater net sales of investment securities (primarily U.S. Treasury bonds) compared to net cash used in 2007 of $1,355.6 (primarily purchases of U.S. Treasury bonds). Increased cash used in financing activities of $389.8 (2007 – $131.5) primarily reflected OdysseyRe’s increased repurchases of its common shares, resulting in the retirement of 9.5 million common shares during 2008.

Set out below are the balance sheets for OdysseyRe as at December 31, 2009 and 2008:

	2009	2008
Assets
Holding company cash, short term investments and marketable securities	83.0	–
Accounts receivable and other	733.9	701.3
Recoverable from reinsurers	1,025.0	868.0
Portfolio investments	8,433.8	7,743.8
Deferred premium acquisition costs	126.5	139.1
Future income taxes	93.4	304.4
Premises and equipment	11.5	10.7
Goodwill and intangible assets	152.4	48.2
Other assets	33.2	20.9
Investments in Fairfax affiliates	138.5	124.7

Total assets	10,831.2	9,961.1

Liabilities
Accounts payable and accrued liabilities	399.1	398.3
Income taxes payable	31.5	238.1
Short sale and derivative obligations	40.8	8.6
Due to affiliates	13.0	0.6
Funds withheld payable to reinsurers	43.8	58.0
Provision for claims	5,507.8	5,250.5
Unearned premiums	691.2	702.0
Long term debt	487.0	486.5

Total liabilities	7,214.2	7,142.6
Shareholders’ equity	3,617.0	2,818.5

Total liabilities and shareholders’ equity	10,831.2	9,961.1

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s Canadian GAAP shareholders’ equity was $3,512.6 at December 31, 2009.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in OdysseyRe’s balance sheet as at December 31, 2009 compared to December 31, 2008 reflected the effects of the depreciation in the U.S. dollar relative to other currencies in which OdysseyRe’s divisions conduct significant business (including the pound sterling, euro and Canadian dollar). OdysseyRe’s written and earned premiums declined in 2009 compared to 2008, but foreign currency translation had the effect of increasing provision for claims, recoverable from reinsurers (which also increased as a result of the increased utilization of reinsurance by OdysseyRe’s insurance operations in the U.S. Insurance and London Market divisions) and portfolio investments. Portfolio investments increased by $690.0 to $8,433.8, reflecting significant net investment gains and increased unrealized gains on available for sale investments (principally common stocks and bonds). Increased goodwill and intangible assets represent purchase price adjustments recorded by Fairfax on the privatization of OdysseyRe and recognized in the OdysseyRe reporting segment. Decreased future income taxes primarily reflected a reduction of the future income taxes asset related to the reversal of unrealized losses on investments at the end of 2008 as a result of 2009 appreciation, while the decrease in income taxes payable was primarily attributable to greater income tax payments in 2009 as a result of significant realized investment gains and net earnings in 2008. Shareholders’ equity increased by $798.5 to $3,617.0 primarily as a result of net earnings ($486.9), a $354.7 increase in accumulated other comprehensive income (principally increased unrealized gains on available for sale common stocks and bonds), and the impact of purchase price adjustments recorded by Fairfax on the privatization of OdysseyRe and recognized in the OdysseyRe reporting segment, partially offset by the effect of common and preferred share repurchases ($90.9) and common and preferred share dividends paid ($18.6) during the year.

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

TRG Holdings	13.0
Fairfax Asia	26.2
Advent	21.7

For more information on OdysseyRe’s results, please see its 10-K report for 2009 and its 2009 Annual Review, which are posted on its website www.odysseyre.com.

Reinsurance – Other

In the latter part of 2008, the company increased its investment in Advent to 66.7% and commenced consolidation of Advent’s assets and liabilities and results of operations in the third quarter of 2008. In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of Advent, other than those shares not already owned by the company and its affiliates. These transactions are described in greater detail in note 18. Commencing in the first quarter of 2008, the results for Reinsurance – Other were reported excluding the operating results of nSpire Re’s former Group Re business (nSpire Re had prior to that time ceased to participate in new Group Re business).

CRC (Bermuda) and Wentworth may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers, consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions. That participation and, since 2004, certain third party business of CRC (Bermuda) and Wentworth is reported as “Group Re”. Group Re’s activities are managed by Fairfax. Group Re’s cumulative pre-tax income, since its inception in 2002 to 2009 inclusive and including business derived from Fairfax subsidiaries and third party insurers and reinsurers, was $151.4, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

	2009					2008			2007
				Inter-
	Group Re	Advent(1)	Polish Re(2)	company	Total	Group Re	Advent(1)	Total	Group Re

Underwriting profit (loss)	(10.3)	21.6	0.6	–	11.9	(22.7)	(22.3)	(45.0)	10.9

Combined ratio
Loss & LAE	77.5%	71.2%	76.3%	–	74.4%	79.3%	96.3%	84.3%	54.6%
Commissions	25.2%	14.1%	18.4%	–	19.2%	30.6%	23.8%	28.6%	39.1%
Underwriting expense	1.3%	7.2%	4.5%	–	4.5%	2.0%	8.1%	3.7%	2.1%

	104.0%	92.5%	99.2%	–	98.1%	111.9%	128.2%	116.6%	95.8%

Gross premiums written	263.7	386.1	88.4	(49.9)	688.3	185.4	60.4	245.8	250.2

Net premiums written	263.7	277.0	79.1	–	619.8	185.5	40.6	226.1	251.2

Net premiums earned	255.2	289.6	83.3	–	628.1	190.8	78.8	269.6	258.4

Underwriting profit (loss)	(10.3)	21.6	0.6	–	11.9	(22.7)	(22.3)	(45.0)	10.9
Interest and dividends	15.6	17.8	4.1	–	37.5	22.4	7.7	30.1	25.1

Operating income (loss)	5.3	39.4	4.7	–	49.4	(0.3)	(14.6)	(14.9)	36.0
Net gains (losses) on investments	(22.5)	(11.0)	7.7	–	(25.8)	40.5	(12.4)	28.1	8.9

Pre-tax income (loss) before interest and other	(17.2)	28.4	12.4	–	23.6	40.2	(27.0)	13.2	44.9

Net income (loss) after taxes	(14.2)	6.7	11.3	–	3.8	49.2	(20.2)	29.0	44.9

(1)	These results differ from those published by Advent primarily due to differences in classification between Canadian GAAP and IFRS.

(2)	These results differ from those published by Polish Re primarily due to differences between Canadian and Polish GAAP.

Improved underwriting results for the Reinsurance – Other segment in 2009 included a combined ratio of 98.1% and underwriting profit of $11.9, compared to 116.6% and an underwriting loss of $45.0 respectively in 2008, with 2008 underwriting results reflecting the significant impact of U.S. hurricane losses. In 2009, net adverse development of prior years’ reserves of 5.1 combined ratio points ($32.2) primarily related to Group Re’s 2002 and prior years’ losses ceded by Northbridge and increased losses at Advent primarily related to Hurricane Ike (compared to net favourable development in 2008 of 1.2 combined ratio points or $3.2). With fewer large catastrophe events in 2009 compared to 2008, current period catastrophe losses in 2009 totaled 4.0 combined ratio points ($24.8 net of reinstatement premiums) and related principally to Advent’s property catastrophe business, compared to 32.9 combined ratio points ($89.9 net of reinstatement premiums) for Advent and Group Re in 2008, primarily related to Hurricanes Ike and Gustav.

The Reinsurance – Other segment had a total underwriting loss of $45.0 and a combined ratio of 116.6% in 2008 (Group Re 111.9%, Advent 128.2%). Group Re had an underwriting loss of $22.7 and a combined ratio of 111.9% in 2008, compared to a $10.9 underwriting profit and a combined ratio of 95.8% in 2007. Group Re’s results for 2008 included the impact of incurred losses of 6.8 combined ratio points ($13.0) related to the CTR life portfolio and 1.2 combined ratio points ($2.4) of net adverse development of prior years’ reserves (compared to a benefit of 11.0 combined ratio points ($28.4) in 2007). Advent had an underwriting loss of $22.3 and a combined ratio of 128.2% for the portion of 2008 (since September 11, 2008) that its results were included in the consolidated Fairfax results. These 2008 results included the impact of catastrophe losses related to Hurricanes Ike and Gustav (99.4 combined ratio points, $83.8 net of reinstatement premiums) and net favourable development of prior years’ reserves (7.1 combined ratio points, $5.6). Advent’s underwriting results, and particularly its combined ratio, as reported above in Fairfax’s business segment reporting was adversely impacted by virtue of the inclusion of Advent’s net earned premiums only from September 11, 2008, concurrent with the inclusion since that date of significant incurred catastrophe losses from Hurricane Ike. Prior to giving effect to the significant losses related to Hurricanes Ike and Gustav, Advent’s combined ratio in 2008 was 28.8%.

Gross premiums written and net premiums written in 2009 by the Reinsurance – Other segment compared to 2008 increased significantly as a result of the consolidation of Advent and Polish Re and increased activity at Group Re.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Advent’s net premiums written (as well as its net premiums earned and net claims incurred) included $91.3 of reinsurance-to-close premiums related to the closure of Syndicate 2 into Syndicate 3330, an increase in Syndicate 3330 capacity from approximately 45% to 100%, and an increase in Syndicate 780 capacity from 80.4% to 83.7%. Increased gross premiums written by Group Re in 2009 included $42.3 related to a quota share contract with Advent (40% of Advent’s property reinsurance business) and increased third party business, principally related to property catastrophe covers. Increased underwriting profit and interest and dividend income, partially offset by decreased net gains on investments, and including the effect of the inclusion of the results of Advent and Polish Re, produced increased pre-tax income before interest and other of $23.6 compared to $13.2 in 2008.

Gross premiums written and net premiums written in 2008 by the Reinsurance – Other segment compared to 2007 reflected the consolidation of Advent and the significant year-over-year decline in premiums written by Group Re. Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in 2008 by Group Re compared to 2007 of 25.9% and 26.2% respectively. In 2008, an underwriting loss, primarily resulting from catastrophe losses, partially offset by increased net gains on investments, produced reduced net income of $29.0 compared to $44.9 in 2007.

In 2009, Fairfax invested $39.9 and incurred $2.4 in start-up costs related to Fairfax Brasil, which expects to offer a comprehensive range of commercial property and casualty coverages to the Brazilian market in 2010, subject to receipt of final regulatory approval from the Brazilian insurance regulator.

Set out below are the balance sheets for Reinsurance – Other as at December 31, 2009 and 2008.

	2009					2008
				Inter-
	Group Re	Advent(1)	Polish Re(2)	company	Total	Group Re	Advent(1)	Total

Assets
Accounts receivable and other	53.9	105.9	15.6	(16.8)	158.6	28.4	93.6	122.0
Recoverable from reinsurers	0.4	99.9	14.6	(26.0)	88.9	0.4	93.0	93.4
Portfolio investments	821.0	638.9	142.3	–	1,602.2	655.6	535.7	1,191.3
Deferred premium acquisition costs	3.9	13.5	6.8	–	24.2	3.1	14.6	17.7
Future income taxes	–	29.9	–	–	29.9	–	30.3	30.3
Premises and equipment	–	0.4	1.6	–	2.0	–	0.7	0.7
Goodwill and intangible assets	–	4.3	14.4	–	18.7	–	3.9	3.9
Due from affiliates	9.2	–	–	–	9.2	0.9	–	0.9
Other assets	–	1.2	–	–	1.2	–	2.3	2.3
Investments in Fairfax affiliates	69.1	–	–	–	69.1	75.9	–	75.9

Total assets	957.5	894.0	195.3	(42.8)	2,004.0	764.3	774.1	1,538.4

Liabilities
Accounts payable and accrued liabilities	0.6	18.5	6.8	–	25.9	–	11.8	11.8
Due to affiliates	–	–	0.3	–	0.3	–	–	–
Funds withheld payable to reinsurers	–	39.2	0.1	(18.1)	21.2	0.2	28.6	28.8
Provision for claims	509.6	520.1	78.1	(17.0)	1,090.8	404.4	452.1	856.5
Unearned premiums	114.6	63.0	26.3	(7.7)	196.2	91.6	61.9	153.5
Future income taxes payable	–	–	2.0	–	2.0	–	–	–
Long term debt	–	94.2	–	–	94.2	–	93.4	93.4

Total liabilities	624.8	735.0	113.6	(42.8)	1,430.6	496.2	647.8	1,144.0

Shareholders’ equity	332.7	159.0	81.7	–	573.4	268.1	126.3	394.4

Total liabilities and shareholders’ equity	957.5	894.0	195.3	(42.8)	2,004.0	764.3	774.1	1,538.4

(1)	This balance sheet differs from that published by Advent primarily due to differences in classification between Canadian GAAP and IFRS and purchase accounting adjustments (principally goodwill) which arose on the privatization of Advent. Excluding these purchase accounting adjustments, Advent’s Canadian GAAP shareholders’ equity was $165.6 at December 31, 2009.

(2)	This balance sheet differs from that published by Polish Re primarily due to differences between Canadian and Polish GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Polish Re. Excluding these purchase accounting adjustments, Polish Re’s Canadian GAAP shareholders’ equity was $63.0 at December 31, 2009.

Significant changes to the 2009 balance sheet compared to the 2008 balance sheet related primarily to the acquisition of a 100% interest in Polish Re adding $142.3 and $78.1 to portfolio investments and provision for claims respectively and the increased level of underwriting activity by Group Re and Advent in 2009. Portfolio investments increased at Group Re by $165.4 primarily reflecting the currency translation effect of the depreciation of the U.S. dollar relative to the Canadian dollar at CRC (Bermuda) and investment portfolio appreciation at Wentworth. The majority of the increase in the balance sheet of Advent resulted from the increased ownership share of Syndicate 3330 (100%) compared with that of Syndicate 2 (45%). Shareholders’ equity increased by $179.0 to $573.4 primarily as a result of the addition of Polish Re to the reporting segment, the impact of unrealized foreign currency translation gains due to the depreciation of the U.S. dollar relative to the Canadian dollar at CRC (Bermuda), a $23.5 capital contribution and the appreciation of available for sale securities.

Reinsurance – Other’s investments in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

Northbridge	1.5
Advent	18.8
Ridley	25.1

Runoff

The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). The runoff segment currently consists of two groups: the U.S. runoff group, consisting of the company resulting from the December 2002 merger of TIG Insurance Company and IIC and the Fairmont legal entities placed in runoff on January 1, 2006, and the European runoff group, consisting of RiverStone Insurance UK and nSpire Re. Both groups are managed by the dedicated TRG runoff management operation, identified under the RiverStone name, which has 197 employees in the U.S. and the U.K.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007

Gross premiums written	1.1	12.6	8.0

Net premiums written	(0.5)	11.1	(10.4)

Net premiums earned	–	17.4	(3.3)
Losses on claims	(57.6)	(83.2)	(107.2)
Operating expenses	(94.8)	(109.6)	(70.3)
Interest and dividends	54.4	68.2	91.6

Operating loss	(98.0)	(107.2)	(89.2)
Net gains on investments	129.2	499.8	276.8

Pre-tax income before interest and other	31.2	392.6	187.6

Commencing in the first quarter of 2008 (prior to which time nSpire Re had ceased to participate in new Group Re business), nSpire Re’s former Group Re business was reported in Runoff such that Runoff now includes all of the operating results of nSpire Re. Commencing in 2007, results of Runoff were reported excluding the operating results of Group Re.

The Runoff segment reported pre-tax income of $31.2 in 2009 compared to $392.6 in 2008, reflecting a decreased operating loss of $98.0 and lower net gains on investments of $129.2. Decreased operating expenses, decreased incurred losses and a decline in interest and dividend income resulted in a decreased operating loss of $98.0 in 2009 compared to an operating loss of $107.2 in 2008. Incurred losses of $57.6 in 2009 included $100.2 of net strengthening of loss reserves in U.S. Runoff (including $36.8 of strengthening of workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 resulting from third quarter

FAIRFAX FINANCIAL HOLDINGS LIMITED

commutation losses of $21.1 and fourth quarter commutation gains of $17.5 (as described in note 7)), partially offset by $42.6 of net favourable development of reserves across all lines in European Runoff. Incurred losses of $83.2 in 2008 included $68.0 primarily related to strengthening of prior years’ U.S. workers’ compensation claims reserves and losses of $13.0 on reinsurance commutations, partially offset by modest net favourable development of prior years’ reserves in Europe. Reduced operating expenses in 2009 reflected the impact of operating cost reduction initiatives undertaken in 2008 and 2009 (operating expenses in 2008 included $11.9 in related severance and other costs). Net investment gains in 2009 of $129.2 (compared to net gains of $499.8 in 2008) included $96.2 of net gains on bonds, $92.1 of net gains on common stocks and equity derivatives and $6.0 of net gains related to foreign currency, partially offset by $35.4 of net losses related to credit default swaps and other derivatives and $29.8 of other than temporary impairments recorded on common stocks and bonds. Net gains on investments of $499.8 in 2008 were principally comprised of $311.5 of net gains related to credit default swaps, $142.8 of net gains on common stocks and equity derivatives and $126.5 of net gains on bonds, partially offset by $76.5 of other than temporary impairments recorded on common stocks and bonds and $5.4 of net losses related to foreign currency.

The Runoff segment generated pre-tax income before interest and other of $392.6 in 2008, reflecting an increased operating loss of $107.2 compared to 2007 and increased net gains on investments of $499.8 compared to $276.8 in 2007 (principally comprised of net gains related to credit default swaps of $238.7, net gains on bonds of $7.4, net gains on common stocks and equity derivatives of $5.2 and net gains related to foreign currency of $19.4, partially offset by other than temporary impairments recorded on common stock and bond investments of $3.3). Incurred losses on claims in 2008 included $68.0 primarily related to strengthening of prior years’ U.S. workers’ compensation claims reserves and losses on reinsurance commutations, partially offset by net favourable development of prior years’ reserves in Europe. Incurred losses on claims in 2007 included $9.5 of net favourable reserve development in European runoff and the impact of $100.4 of net unfavourable reserve development in U.S. runoff, primarily attributable to strengthening of TIG reserves for workers’ compensation and uncollectible reinsurance. Operating expenses in 2008 included $11.9 related to severance and related costs. Operating expenses in 2007 of $70.3 benefited from measures undertaken as part of the restructuring of the runoff organization in 2006 and 2007. Lower incurred losses on claims and loss adjustment expenses and higher net premiums earned, partially offset by increased operating expenses and a decline in interest and dividends, resulted in an increased operating loss of $107.2 in 2008 compared to $89.2 in 2007.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2009, 2008 and 2007, the runoff group did not require cash flow funding from Fairfax. Based upon runoff’s projected plans and absent unplanned adverse developments, it is expected that in the future runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources.

Set out below are the balance sheets for Runoff as at December 31, 2009 and 2008.

	2009	2008

Assets
Accounts receivable and other	228.3	142.7
Recoverable from reinsurers	1,378.0	1,927.8
Portfolio investments	2,413.8	2,478.1
Deferred premium acquisition costs	–	0.1
Future income taxes	552.7	637.7
Premises and equipment	1.4	2.2
Goodwill and intangible assets	–	0.1
Due from affiliates	4.8	–
Other assets	25.1	20.5
Investments in Fairfax affiliates	309.6	274.4

Total assets	4,913.7	5,483.6

Liabilities
Accounts payable and accrued liabilities	177.2	243.3
Income taxes payable	0.3	2.5
Short sale and derivative obligations	7.2	11.6
Due to affiliates	–	5.3
Funds withheld payable to reinsurers	21.3	20.7
Provision for claims	3,265.7	3,806.2
Unearned premiums	–	0.4

Total liabilities	3,471.7	4,090.0

Shareholders’ equity	1,442.0	1,393.6

Total liabilities and shareholders’ equity	4,913.7	5,483.6

The balance sheet for Runoff represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the approximately $0.9 billion of capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2009.

Approximately $557.2 and $252.8 of the total $2,413.8 of cash and short term investments and portfolio investments held at December 31, 2009 by U.S. runoff and European runoff, respectively, were pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables included, in the U.S. runoff segment, $345.7 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard (APH) claims, and included, in the European runoff segment, $23.3 of reinsurance recoverables on APH claims.

Significant changes to the 2009 balance sheet of the Runoff segment compared to 2008 primarily related to the continued progress achieved by Runoff management, as reflected by the $540.5 decline in the provision for claims and the $549.8 decrease in recoverable from reinsurers (including the reductions as a result of reinsurance commutations, certain of which are described in note 7).

The $552.7 future income taxes asset is entirely attributable to the U.S. runoff segment. The net operating losses in the European runoff segment have a full valuation allowance recorded against them. The $552.7 future income taxes asset on the U.S. runoff balance sheet consisted principally of $521.3 of capitalized U.S. operating losses, which have been used by other Fairfax subsidiaries within the U.S. consolidated tax group (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis, and $31.4 of temporary differences.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff’s investments in Fairfax affiliates as at December 31, 2009 consist of:

Affiliate	% interest

OdysseyRe	19.0
Northbridge	16.4
Advent	20.8
TRG Holdings	8.0

Other(1)

	2009	2008	2007

Revenue	556.4	99.4	434.5
Costs and expenses	(544.0)	(98.0)	(401.5)

Operating income	12.4	1.4	33.0
Net losses on investments	–	–	(7.6)

Pre-tax income before interest and other	12.4	1.4	25.4
Interest expense	(1.0)	(0.4)	(15.7)

Pre-tax income	11.4	1.0	9.7

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments recorded by Fairfax related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley) for the years ended December 31, 2009 and 2008 and the claims adjusting, appraisal and loss management services business (Cunningham Lindsey) for the year ended December 31, 2007. During December 2007, the company sold a 55.4% interest in the Cunningham Lindsey operating companies and commenced equity accounting for the retained interests in those operations, pursuant to the transaction described in note 18.

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley, pursuant to the transaction described in note 18, and Ridley’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. The results of operations for Ridley (as included in Fairfax’s 2008 financial reporting) comprised the fifty-eight day period beginning November 4, 2008 and ended December 31, 2008. Ridley’s financial results in 2009 reflected the impact of improved gross profits and increased sales volumes across all of Ridley’s reporting segments. Improved operating margins reflected the successful achievement of cost reductions and expense management initiatives. Ridley is one of North America’s leading commercial animal nutrition companies.

Set out below are the balance sheets for Other as at December 31, 2009 and 2008.

	2009	2008

Assets
Accounts receivable and other	39.2	45.2
Portfolio investments	1.6	6.2
Future income taxes	1.0	4.7
Premises and equipment	87.3	85.6
Goodwill and intangible assets	21.9	25.3
Other assets	54.1	60.8

Total assets	205.1	227.8

Liabilities
Subsidiary indebtedness	12.1	21.1
Accounts payable and accrued liabilities	45.5	59.4
Income taxes payable	0.1	–
Short sale and derivative obligations	0.3	–
Future income taxes payable	22.8	28.6
Long term debt	0.6	0.7

Total liabilities	81.4	109.8
Shareholders’ equity	123.7	118.0

Total liabilities and shareholders’ equity	205.1	227.8

Interest and Dividends

Interest and dividend income earned by the company’s insurance and reinsurance operations in 2009 increased to $557.0 from $476.1 in 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008).

Interest and dividend income earned by the company’s insurance and reinsurance operations in 2008 decreased to $476.1 from $604.4 in 2007 primarily due to losses recorded on equity method investments and the effect of lower short term interest rates prevailing in 2008 compared to 2007, partially offset by the inclusion of interest and dividend income of Advent in 2008 results.

Consolidated interest and dividend income in 2009 increased 13.8% to $712.7 from $626.4 in the twelve months of 2008, primarily due to the inclusion of Advent and Polish Re in 2009 and the impact of purchases of higher yielding municipal and other tax exempt debt securities and corporate bonds in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities.

Consolidated interest and dividend income decreased 17.7% to $626.4 in 2008 from $761.0 in 2007, principally due to the year-over-year decline in short term interest rates, despite a $1.6 billion increase in the average investment portfolio in 2008 compared to 2007, including the effect of the consolidation of Advent in 2008.

Net Gains on Investments

Net gains on investments earned by the company’s insurance and reinsurance operations decreased in 2009 to $668.0 from $1,381.8 in 2008. Consolidated net gains on investments in 2009 of $944.5 (2008 – $2,570.7; 2007 – $1,665.9) included net gains of $129.2 (2008 – $499.8; 2007 – $276.8) for the runoff companies, $147.3 (2008 – $689.1; 2007 – $371.2) of net gains for the holding company and net losses of nil (2008 – nil; 2007 – $7.6) for the Cunningham Lindsey operations in addition to the net investment gains of the insurance and reinsurance operating companies. Consolidated net gains on investments in 2009 of $944.5 included $937.9 of net gains on bonds, $463.3 of net gains on common stocks and equity derivatives and $26.6 of net gains on preferred stocks, partially offset by $340.0 of

FAIRFAX FINANCIAL HOLDINGS LIMITED

other than temporary impairments recorded on common stock and bond investments, $147.2 of net losses related to credit default swaps and other derivatives and $17.6 of net losses related to foreign currency. Consolidated net gains on investments in 2008 of $2,570.7 included $2,096.8 of net gains on common stocks and equity derivatives, $1,305.7 of net gains related to credit default swaps and other derivatives and $218.9 of net gains on bonds, partially offset by $1,011.8 of other than temporary impairments recorded on common stocks and bonds and $45.4 of net losses related to foreign currency. Consolidated net gains on investments of $1,665.9 in 2007 included net gains of $1,141.3 related to credit default swaps, a gain of $220.5 on the disposition of the company’s investment in Hub, net gains of $149.5 related to equity and equity index total return swaps and short positions, net gains on common stocks of $138.8 and net gains of $137.5 related to foreign currency, partially offset by $109.0 recorded as other than temporary impairments on common stock and bond investments.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2009, as a result of the rapid increase in the valuation level of worldwide equity markets, the company determined to protect a portion of its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. At the inception of the short positions, the resulting equity hedge represented approximately one-quarter of the company’s equity and equity-related holdings. At year-end, as a result of decreased equity and equity-related holdings and increased short positions, the equity hedges had increased to approximately 30%. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

As of December 31, 2009, the company owned $5.9 billion (2008 – $8.9 billion) notional amount of credit default swaps with an average term to maturity of 2.4 years (2008 – 3.3 years), an original cost of $114.8 (2008 – $161.5) and a fair value of $71.6 (2008 – $415.0). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

The purchased credit protection positions held by the company at December 31, 2009 and 2008 comprised a diversified portfolio of industry-standard credit default swap contracts referenced to approximately two dozen entities in the global financial services industry. At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years from the contract’s inception. The credit events, as defined by the respective credit default swap contracts establishing the rights to recover amounts from the counterparties, are comprised of ISDA standard credit events which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. All credit default swap contracts held by the company had been entered into with Citibank, Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with contracts referenced to certain issuers held with more than one of these counterparties. As the company’s only exposure to loss on these contracts stems from the initial premium paid in cash to enter into the contract at inception, there are no requirements for the company to post collateral with respect to these contracts. With the exception of the Bank of Montreal (with which the company placed only one small contract), the bank counterparties are required to post government debt securities as collateral in support of their total obligation owed to the company for all credit default swap contracts outstanding once such total obligation, aggregated for all contracts with that counterparty, exceeds a threshold amount (except for Citibank where there was no threshold), as defined in the individual master agreements with each counterparty.

During 2009, the company sold $3,042.9 (2008 – $11,629.8; 2007 – $965.5) notional amount of credit default swaps for proceeds of $231.6 (2008 – $2,048.7; 2007 – $199.3) and recorded net gains on sale of $46.2 (2008 – $1,047.5; 2007 – $185.1) and net mark-to-market losses of $160.8 (2008 – net gains of $238.9; 2007 – net gains of

$956.2) in respect of positions remaining open at year end. Sales of credit default swap contracts during 2009 and 2008 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of earnings.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of December 31, 2009. Note that non-GAAP measures are used in this illustrative summary, as explained below.

					Excess of sale
					proceeds over
	Notional	Original	Sale		original
	amount	acquisition cost	proceeds		acquisition cost

FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
FY 2009	3,042.9	46.9	231.6		184.7

Cumulative sales since inception	15,638.2	318.4	2,479.6		2,161.2
Remaining credit default swap positions at December 31, 2009	5,926.2	114.8	71.6	(1)	(43.2	)(2)

Cumulative realized and unrealized from inception	21,564.4	433.2	2,551.2		2,118.0

(1)	Market value as of December 31, 2009

(2)	Unrealized gain (measured using original acquisition cost) as of December 31, 2009

The company has sold $15.64 billion notional amount of credit default swaps since inception with an original acquisition cost of $318.4 for cash proceeds of $2.48 billion and a cumulative gain (measured using original acquisition cost) of $2.16 billion. As of December 31, 2009, the remaining $5.93 billion notional amount of credit default swaps had a market value of $71.6 and an original acquisition cost of $114.8, representing an unrealized loss (measured using original acquisition cost) of $43.2.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The timing and amount of changes in fair value of fixed income securities and recoverable from reinsurers are by their nature uncertain. As a result of these data limitations and market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to credit risk.

Interest Expense

Consolidated interest expense increased 4.9% to $166.3 in 2009 from $158.6 in 2008, primarily reflecting the additional interest expense incurred following the company’s third quarter issuance of Cdn$400.0 of senior unsecured notes, partially offset by decreased interest expense as a result of lower subsidiary debt in 2009 compared to 2008.

Consolidated interest expense in 2008 decreased to $158.6 from $209.5 in 2007, primarily reflecting the significant year-over-year reductions in debt at the holding company and subsidiaries, and the inclusion in 2007 interest expense of one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer in 2007, partially

FAIRFAX FINANCIAL HOLDINGS LIMITED

offset by additional interest expense as a result of the consolidation of Advent and Ridley. Consolidated interest expense is comprised of the following:

	2009	2008	2007

Fairfax	101.4	89.1	105.1
Crum & Forster	27.8	28.3	29.8
Crum & Forster debt offering and tender offer costs	–	–	21.2
OdysseyRe	31.0	34.2	37.7
Cunningham Lindsey	–	4.0	15.7
Advent	5.1	2.6	–
Ridley	1.0	0.4	–

	166.3	158.6	209.5

          Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and investment income, including net investment gains and losses, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	2009	2008	2007

Fairfax corporate overhead	88.3	94.7	110.0
Subsidiary holding companies corporate overhead	64.3	44.6	38.1
Holding company interest and dividends	(36.4)	(28.8)	(19.3)
Holding company net gains on investments	(147.3)	(689.1)	(371.2)
Investment management and administration fees	(64.9)	(53.3)	(45.7)

	(96.0)	(631.9)	(288.1)

Fairfax corporate overhead expense in 2009 declined to $88.3 from $94.7 in 2008, primarily reflecting lower legal expenses, partially offset by increased compensation expenses. Subsidiary holding companies corporate overhead expenses increased from $44.6 in 2008 to $64.3 in 2009, principally as a result of increased compensation and legal expenses, including expenses related to the OdysseyRe privatization. Interest and dividend income increased in 2009, reflecting increased average holdings of cash, short term investments and marketable securities during the year. Net investment gains were $147.3 in 2009 (including $121.1 of net gains on common stocks and equity derivatives, $68.2 of net gains on bonds, $8.2 of net gains related to foreign currency and $7.9 of net gains on preferred stocks, partially offset by $72.0 of net losses related to credit default swaps and other derivatives and $10.8 of other than temporary impairments recorded on common stocks and bonds), compared to net investment gains of $689.1 in 2008 (including $693.0 of net gains on common stocks and equity derivatives and $209.4 of net gains related to credit default swaps and other derivatives, partially offset by $77.2 of other than temporary impairments recorded on common stocks and bonds, $142.8 of net losses on bonds and $15.2 of net losses related to foreign currency).

Fairfax corporate overhead expense in 2008 decreased to $94.7 from $110.0 in 2007, primarily as a result of the recognition of negative goodwill related to the company’s increased investment in Advent, and the effect of the inclusion in 2007 of a capital tax reassessment related to prior taxation years of $10.1, partially offset by increased legal and consulting fees. Subsidiary holding companies corporate overhead expense in 2008 increased to $44.6 from $39.0 in 2007, primarily due to subsidiaries’ increased charitable donations, partially offset by year-over-year declines in office and general expenses and compensation expense. Corporate overhead expenses incurred in 2008 were more than offset by investment income earned (including net gains on investments) on holding company cash, short term investments and marketable securities and by investment management and administration fees earned. Net investment gains were $689.1 in 2008 compared to net investment gains of $371.2 in 2007 (including $91.1 of net gains related to common stocks and equity derivatives, $247.4 of net gains related to credit default swaps, $20.8 of net gains related to foreign currency and $10.1 of net gains on bonds).

          Income Taxes

The effective income tax rate of 17.8% implicit in the $214.9 provision for income taxes in 2009 differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses, the release of $30.7 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, and adjustments for prior years, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, the release of $23.3 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, and the effect of reduced unrealized foreign currency gains on the company’s publicly issued debt securities, partially offset by the effect of the unrecorded tax benefit on unrealized losses arising from other than temporary impairments recorded on common stock and bond investments.

The effective income tax rate of 32.9% implicit in the $711.1 provision for income taxes in 2007 differed from the company’s statutory income tax rate of 36.1% primarily as a result of the effects of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries and of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded.

          Non-controlling Interests

Non-controlling interests in the consolidated statements of earnings arose from the following subsidiaries:

	2009	2008	2007

OdysseyRe	130.1	209.9	241.0
Northbridge	2.7	18.4	111.0
Ridley	0.3	0.2	–
Advent	0.8	(13.6)	–
Cunningham Lindsey	–	–	1.5

	133.9	214.9	353.5

During the first quarter of 2009, Fairfax completed the privatization of Northbridge, as described in note 18. During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax, as described in note 18.

During 2009 (prior to the OdysseyRe privatization), OdysseyRe purchased on the open market approximately 1.8 million (2008 – 9.5 million) of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of OdysseyRe to 72.6% as at September 30, 2009. During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 18). During 2008, Northbridge purchased on the open market 2.3 million of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of Northbridge to 63.6% prior to its privatization. Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 and the first six months of 2009, the company purchased an additional 8.1% and 0.1% interest in Advent respectively, increasing the company’s total ownership interest in Advent to 66.7% (27.1 million common shares). On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares already owned by

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax and its affiliates, for 220 U.K. pence in cash per common share. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008 (an additional 3.1% interest was acquired in 2009), the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with U.S. states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.2 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2009, as described in note 3 to the consolidated financial statements, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish their estimated provisions. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including IBNR (incurred but not reported) based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The aggregate net unfavourable development of ($30.3) and ($55.4) in 2009 and 2008 respectively were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2009	2008

Insurance – Canada (Northbridge)	14.1	63.3
– U.S. (Crum & Forster)	25.0	25.2
– Asia (Fairfax Asia)	8.1	(3.4)
Reinsurance – OdysseyRe	11.3	10.1
– Other	(31.2)	(2.3)

Insurance and reinsurance operating companies	27.3	92.9
Runoff	(57.6)	(64.1)
Crum & Forster reinsurance commutation	–	(84.2)

Net reserve development	(30.3)	(55.4)

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff operations for the most recent five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff operations was $14,747.1 as at December 31, 2009 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.

Reconciliation of Provision for Claims and LAE as at December 31

	2009	2008	2007	2006	2005

Total insurance subsidiaries	3,810.4	3,716.3	3,478.3	3,184.0	3,037.3

Reinsurance subsidiaries owned throughout the year(1)	5,629.6	4,964.3	5,051.5	4,986.7	4,527.0
Reinsurance subsidiaries acquired during the year(2)	68.4	372.9	–	–	–

Total reinsurance subsidiaries	5,698.0	5,337.2	5,051.5	4,986.7	4,527.0

Runoff subsidiaries owned throughout the year	1,956.7	1,989.9	2,116.5	2,487.9	1,759.7
Runoff subsidiaries acquired during the year(3)	–	–	–	–	38.2

Total runoff subsidiaries	1,956.7	1,989.9	2,116.5	2.487.9	1,797.9

Net provision for claims and LAE	11,465.1	11,043.4	10,646.3	10,658.6	9,362.2
Reinsurance gross-up	3,282.0	3,685.0	4,401.8	4,843.7	6,872.9

Gross provision for claims and LAE	14,747.1	14,728.4	15,048.1	15,502.3	16,235.1

(1)	Including Group Re

(2)	Polish Re in 2009 and Advent in 2008

(3)	Corifrance in 2005

The fourteen tables that follow show the reserve reconciliation and the reserve development of Northbridge (Canadian insurance), Crum & Forster (U.S. insurance), Fairfax Asia (Asian insurance), OdysseyRe and Reinsurance – Other (Group Re, Polish Re and Advent) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge tables are presented in Canadian dollars and Crum & Forster, Fairfax Asia, OdysseyRe, Reinsurance – Other and Runoff tables are presented in U.S. dollars.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company endeavours to establish adequate provisions for claims and LAE at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the five tables that follow that show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, Crum & Forster and OdysseyRe show the development of the provision for claims reserves including LAE by accident year commencing in 1999, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2009. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge

	2009	2008	2007	2006	2005
	(In Cdn$ except as indicated)

Provision for claims and LAE at January 1	1,931.8	1,696.0	1,640.2	1,408.7	1,153.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	849.4	925.3	778.4	780.8	825.9
Foreign exchange effect on claims	(36.6)	59.2	(46.8)	0.8	(5.8)
Increase (decrease) in provision for prior accident years’ claims	(16.0)	(67.1)	(31.5)	54.1	(38.1)

Total incurred losses on claims and LAE	796.8	917.4	700.1	835.7	782.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(272.3)	(298.6)	(267.9)	(251.1)	(248.1)
Payments on prior accident years’ claims	(483.0)	(383.0)	(376.4)	(353.1)	(279.1)

Total payments for losses on claims and LAE	(755.3)	(681.6)	(644.3)	(604.2)	(527.2)

Provision for claims and LAE at December 31	1,973.3	1,931.8	1,696.0	1,640.2	1,408.7
Exchange rate	0.9539	0.8100	1.0132	0.8593	0.8561
Provision for claims and LAE at December 31 converted to U.S. dollars	1,882.3	1,564.8	1,718.4	1,409.5	1,205.9

The following table shows for Northbridge the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(In Cdn$)

Provision for claims including LAE	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3
Cumulative payments as of:
One year later	218.9	223.7	200.7	273.7	233.4	279.1	353.1	376.4	383.0	483.0
Two years later	334.4	333.8	366.6	396.9	377.9	441.8	594.2	619.5	656.0
Three years later	417.8	458.2	451.4	500.1	493.3	576.0	777.3	835.4
Four years later	516.9	525.3	527.2	577.1	585.1	707.7	937.7
Five years later	566.7	573.9	580.6	632.3	671.0	803.4
Six years later	600.7	609.0	616.3	687.0	729.7
Seven years later	627.3	634.3	654.4	722.3
Eight years later	646.4	660.5	677.3
Nine years later	665.1	676.7
Ten years later	677.8
Reserves re-estimated as of:
One year later	596.7	617.9	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8
Two years later	621.6	634.3	672.3	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1
Three years later	638.0	673.9	721.8	812.2	890.1	1,096.7	1,412.5	1,510.3
Four years later	674.9	717.2	741.6	826.9	903.2	1,107.2	1,400.2
Five years later	711.8	724.5	752.2	836.6	924.4	1,117.7
Six years later	714.0	734.8	762.1	857.9	935.0
Seven years later	723.8	743.2	780.4	862.7
Eight years later	733.6	756.8	784.7
Nine years later	743.7	766.8
Ten years later	754.7
Favourable (unfavourable) development	(151.4)	(181.3)	(162.8)	(133.8)	(79.6)	36.2	8.5	129.9	60.9	48.0

Northbridge experienced net favourable reserve development of Cdn$48.0 in 2009 as a result of net favourable loss reserve development of Cdn$16.0 and the favourable effect of foreign currency movements on the translation of the U.S. dollar-denominated claims liabilities of Commonwealth and Markel of Cdn$32.0. The loss development reflected net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment and across most lines and accident years in its small to medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of an additional sales tax in certain Canadian provinces. The total foreign exchange effect on claims reserves contributed a favourable impact of Cdn$36.6 as a result of the strengthening of the Canadian dollar relative to the U.S. dollar during 2009 and comprised Cdn$32.0 related to prior years and Cdn$4.6 related to the current year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
	1999 &
As at December 31	Prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(In Cdn$)

End of first year	603.3	207.7	227.7	299.5	404.2	522.4	573.1	531.6	508.1	640.8	572.4
One year later	596.7	215.2	219.6	253.3	346.4	467.2	646.8	499.2	505.1	631.7
Two years later	621.6	215.2	222.1	271.0	342.3	437.2	600.5	485.9	501.3
Three years later	638.0	217.9	228.4	271.3	336.9	426.9	584.4	463.2
Four years later	674.9	224.3	240.9	275.4	340.3	416.2	561.6
Five years later	711.8	229.4	241.2	275.2	340.2	416.1
Six years later	714.0	229.8	242.6	278.3	346.0
Seven years later	723.9	228.6	247.3	278.6
Eight years later	733.6	232.0	241.7
Nine years later	743.7	230.9
Ten years later	754.7
Favourable (unfavourable) development	(25.1)%	(11.2)%	(6.1)%	7.0%	14.4%	20.3%	2.0%	12.9%	1.3%	1.4%

Accident years 2002 to 2008 reflect cumulative net favourable development, largely attributable to lower than expected frequency and severity of claims in commercial automobile and property lines of business, with the exception of accident year 2005 that was adversely impacted by new claims and net adverse claims development on hurricane losses in calendar year 2006. Reserves for the 2000 and 2001 accident years were adversely impacted by higher than expected severity of automobile-related claims and general liability claims. Reserves for the 1999 and prior period were impacted by pre-1990 general liability claims.

U.S. Insurance – Crum & Forster

The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. Beginning in 2006, U.S. insurance consists of Crum & Forster only (the years prior to 2006 include Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff). The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2009	2008		2007	2006	2005

Provision for claims and LAE at January 1	2,038.3	1,668.9		1,686.9	1,756.7	1,703.1

Transfer of Fairmont to Runoff	–	–		–	(146.2)	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	566.0	802.8		816.8	762.2	785.9
Increase (decrease) in provision for prior accident years’ claims	(25.0)	59.0		(46.6)	(48.9)	(31.3)

Total incurred losses on claims and LAE	541.0	861.8		770.2	713.3	754.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(157.0)	(228.3	)(1)	(217.2)	(158.0)	(171.5)
Payments on prior accident years’ claims	(632.9)	(264.1)		(571.0)	(478.9)	(529.5)

Total payments for losses on claims and LAE	(789.9)	(492.4)		(788.2)	(636.9)	(701.0)

Provision for claims and LAE at December 31	1,789.4	2,038.3		1,668.9	1,686.9	1,756.7

(1)	Reduced by $302.5 of proceeds from a significant reinsurance commutation.

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

Crum & Forster’s Calendar Year Claims Reserve Development (excluding Fairmont prior to 2006)

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provision for claims including LAE	2,187.5	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4
Cumulative payments as of:
One year later	757.4	667.2	447.0	161.3	460.0	466.0	478.9	571.0	264.1	632.9
Two years later	1,301.8	1,012.2	525.0	514.5	792.2	796.7	848.7	629.2	649.0
Three years later	1,568.4	1,083.8	812.4	780.0	1,045.1	1,066.1	804.7	904.3
Four years later	1,633.9	1,311.1	1,029.8	970.2	1,257.1	959.6	1,013.8
Five years later	1,855.3	1,483.6	1,185.5	1,144.6	1,111.5	1,118.3
Six years later	2,023.8	1,613.9	1,337.6	960.8	1,241.7
Seven years later	2,151.5	1,739.9	1,137.6	1,064.1
Eight years later	2,276.0	1,531.6	1,232.6
Nine years later	2,085.4	1,617.9
Ten years later	2,166.9
Reserves re-estimated as of:
One year later	2,263.1	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3
Two years later	2,269.2	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4
Three years later	2,282.0	1,754.8	1,420.7	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3
Four years later	2,325.1	1,765.2	1,438.6	1,296.8	1,545.5	1,616.7	1,653.0
Five years later	2,348.0	1,779.1	1,437.0	1,330.0	1,674.8	1,658.2
Six years later	2,361.6	1,794.1	1,469.0	1,457.2	1,719.4
Seven years later	2,368.4	1,816.6	1,592.4	1,472.9
Eight years later	2,388.5	1,945.5	1,607.5
Nine years later	2,513.4	1,957.5
Ten years later	2,530.1
Favourable (unfavourable) development	(342.6)	(220.9)	(289.3)	(234.5)	(181.2)	(80.0)	(42.4)	(13.4)	(23.5)	25.0

In 2009, Crum & Forster experienced net favourable development of $25.0, including an insurance recovery of $13.8 associated with the settlement of an asbestos lawsuit and net favourable emergence in workers’ compensation, commercial multi-peril and property lines, partially offset by adverse emergence in commercial auto and asbestos liabilities.

The following table is derived from the “Crum & Forster’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Crum & Forster’s Accident Year Claims Reserve Development

	Accident year
	1999 &
As at December 31	Prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

End of first year	2,187.5	231.0	294.4	347.7	420.9	530.1	529.7	604.2	599.6	574.5	408.9
One year later	2,263.1	179.3	296.6	313.9	383.5	470.9	518.5	594.0	582.5	585.1
Two years later	2,269.2	183.7	324.1	312.2	389.1	455.9	491.6	555.1	563.0
Three years later	2,282.0	187.1	322.8	316.7	377.8	414.2	489.7	526.3
Four years later	2,325.1	174.6	326.7	306.8	376.8	401.9	460.8
Five years later	2,348.0	174.9	310.1	308.0	378.9	398.8
Six years later	2,361.6	183.2	319.6	311.8	407.8
Seven years later	2,368.4	185.6	314.2	312.4
Eight years later	2,388.5	189.5	317.2
Nine years later	2,513.4	184.9
Ten years later	2,530.1
Favourable (unfavourable) development	(15.7)%	20.0%	(7.7)%	10.2%	3.1%	24.8%	13.0%	12.9%	6.1%	(1.8)%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Adverse development in accident year 2001 and prior accident years reflected the impact of increased frequency and severity on casualty lines and the effects of increased competitive conditions during this period, and included strengthening of asbestos, environmental and latent claims reserves on 1999 and prior accident years. Similar development experienced in accident year 2000 was more than offset by the benefit of corporate aggregate reinsurance. Accident year 1999 and prior years’ adverse development also reflected the adverse impact of the loss on a reinsurance commutation in 2008. Accident years 2002 to 2007 experienced net favourable development, principally attributable to workers’ compensation reserves and favourable development on general liability and commercial multi-peril exposures experiencing decreased loss activity. Accident year 2008 experienced unfavourable development due to higher claims emergence than expected for commercial auto liability, general liability and workers’ compensation lines.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2009	2008	2007	2006	2005

Provision for claims and LAE at January 1	113.2	91.0	87.6	74.7	54.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	92.8	65.5	43.1	34.7	39.6
Foreign exchange effect on claims	2.5	0.1	2.2	2.1	(0.2)
Increase (decrease) in provision for prior accident years’ claims	(8.1)	3.4	(4.4)	2.8	5.1

Total incurred losses on claims and LAE	87.2	69.0	40.9	39.6	44.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(20.7)	(15.9)	(11.0)	(11.1)	(11.2)
Payments on prior accident years’ claims	(41.0)	(30.9)	(26.5)	(15.6)	(13.3)

Total payments for losses on claims and LAE	(61.7)	(46.8)	(37.5)	(26.7)	(24.5)

Provision for claims and LAE at December 31	138.7	113.2	91.0	87.6	74.7

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired

Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provision for claims including LAE	9.2	11.0	29.6	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7
Cumulative payments as of:
One year later	2.3	5.7	19.0	10.1	7.9	13.3	15.6	26.5	30.9	41.0
Two years later	5.3	7.9	26.1	14.1	13.1	21.9	32.6	45.2	49.8
Three years later	6.3	9.7	27.9	16.5	15.9	29.1	44.6	56.3
Four years later	7.0	10.8	29.1	17.8	17.3	32.6	50.3
Five years later	7.1	11.6	29.5	18.2	17.9	33.8
Six years later	7.2	11.6	29.7	18.5	18.2
Seven years later	7.2	11.7	29.8	18.7
Eight years later	7.2	11.7	30.0
Nine years later	7.2	11.7
Ten years later	7.2
Reserves re-estimated as of:
One year later	8.9	13.4	32.8	22.4	24.9	59.6	79.6	84.5	94.9	106.0
Two years later	9.1	14.1	32.3	22.2	23.1	58.2	72.2	84.1	84.7
Three years later	9.3	13.6	32.2	21.3	21.2	49.9	71.8	75.0
Four years later	8.3	13.3	31.5	20.5	20.0	48.3	64.7
Five years later	8.0	12.8	30.8	19.6	20.0	43.5
Six years later	7.5	12.3	30.2	19.8	19.2
Seven years later	7.4	11.9	30.4	19.6
Eight years later	7.2	11.9	30.4
Nine years later	7.2	11.9
Ten years later	7.2
Favourable (unfavourable) development	2.0	(0.9)	(0.8)	3.5	5.9	11.2	10.0	12.6	6.3	7.2

Fairfax Asia experienced net favourable reserve development of $7.2 during 2009 as a result of net favourable loss reserve development of $8.1 and unfavourable foreign exchange movements on translation of prior accident years’ claims reserves denominated in foreign currencies of $0.9. The net favourable loss reserve development related primarily to workers’ compensation insurance claims at Falcon. The total unfavourable foreign exchange effect on claims reserves was $2.5, consisting of unfavourable development of $0.9 on prior years and unfavourable movement of $1.6 on the current year.

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2009	2008	2007	2006	2005

Provision for claims and LAE at January 1	4,560.3	4,475.6	4,403.1	3,865.4	3,132.5

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,313.3	1,518.8	1,367.9	1,344.3	1,888.9
Foreign exchange effect on claims	58.8	(143.2)	26.6	46.6	(28.1)
Increase (decrease) in provision for prior accident years’ claims	(11.3)	(10.1)	40.5	185.4	166.5

Total incurred losses on claims and LAE	1,360.8	1,365.5	1,435.0	1,576.3	2,027.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(230.6)	(264.8)	(251.4)	(251.3)	(380.7)
Payments on prior accident years’ claims	(1,024.2)	(1,016.0)	(1,111.1)	(787.3)	(913.7)

Total payments for losses on claims and LAE	(1,254.8)	(1,280.8)	(1,362.5)	(1,038.6)	(1,294.4)

Provision for claims and LAE at December 31	4,666.3	4,560.3	4,475.6	4,403.1	3,865.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provision for claims including LAE	1,831.5	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3
Cumulative payments as of:
One year later	608.5	596.2	616.2	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2
Two years later	1,041.3	1,009.9	985.4	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5
Three years later	1,332.8	1,276.4	1,295.5	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0
Four years later	1,505.5	1,553.1	1,601.6	1,562.6	1,898.4	2,221.0	2,520.9
Five years later	1,718.4	1,802.2	1,665.8	1,932.4	2,206.1	2,490.5
Six years later	1,901.2	1,827.3	1,968.7	2,188.1	2,426.5
Seven years later	1,904.4	2,061.8	2,173.5	2,373.8
Eight years later	2,102.7	2,224.6	2,327.9
Nine years later	2,248.7	2,352.3
Ten years later	2,362.0
Reserves re-estimated as of:
One year later	1,846.2	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0
Two years later	1,862.2	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0
Three years later	1,931.4	1,987.9	2,155.2	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3
Four years later	2,113.2	2,241.1	2,468.0	2,827.3	3,293.8	3,837.5	4,320.5
Five years later	2,292.2	2,535.0	2,725.8	3,076.8	3,414.1	3,950.1
Six years later	2,526.7	2,750.5	2,973.6	3,202.2	3,534.4
Seven years later	2,702.1	2,968.9	3,079.3	3,324.8
Eight years later	2,893.0	3,068.6	3,193.7
Nine years later	2,985.4	3,181.5
Ten years later	3,094.0
Favourable (unfavourable) development	(1,262.5)	(1,514.7)	(1,519.3)	(1,480.2)	(1,193.5)	(817.6)	(455.1)	(161.2)	(23.4)	11.3

OdysseyRe experienced net favourable development of $11.3 in 2009, primarily attributable to lower than expected loss emergence in the London Market ($23.3), U.S. Insurance ($35.3) and EuroAsia divisions ($22.9). This favourable development was partially offset by greater than expected loss emergence in the Americas division ($70.1), including strengthening of asbestos claims ($40.0).

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
	1999 &
As at December 31	Prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

End of first year	1,831.3	429.1	580.9	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5
One year later	1,846.2	436.0	568.7	673.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1
Two years later	1,862.2	445.0	512.7	661.6	856.4	1,119.7	1,321.2	1,047.5	1,045.7
Three years later	1,931.2	483.0	510.2	675.4	824.1	1,074.6	1,297.5	1,031.1
Four years later	2,113.2	557.7	529.2	717.7	818.8	1,055.9	1,284.1
Five years later	2,292.2	617.0	571.6	719.4	813.7	1,048.1
Six years later	2,526.7	656.8	601.0	739.1	811.4
Seven years later	2,702.1	684.3	606.9	747.3
Eight years later	2,893.0	691.7	608.4
Nine years later	2,985.4	696.0
Ten years later	3,094.0
Favourable (unfavourable) development	(69.0)%	(62.2)%	(4.7)%	(3.7)%	17.3%	15.6%	13.2%	9.5%	8.5%	4.0%

The increase in reserves on accident years 1999 and prior for calendar year 2009 related principally to increased reserves for asbestos and environmental pollution liabilities. The increases in reserves on accident years 2000 through 2002 in recent calendar years related principally to casualty reinsurance written in the United States in the late 1990s and early 2000s. These years experienced a proliferation of claims relating to bankruptcies and corporate improprieties, resulting in an increase in the frequency and severity of claims in professional liability lines. Additionally, claims experience in general liability and excess workers’ compensation classes of business in this period reflected the effects on loss ratios and subsequent loss reserve development of increasing competition on rate and terms in those classes of business during that time period.

Subsequent improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2008. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s.

Reinsurance – Other (Group Re, Advent and Polish Re)

The following table shows for Reinsurance – Other (being only Group Re prior to 2008) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Reinsurance – Other

	2009	2008	2007	2006	2005

Provision for claims and LAE at January 1	742.0	554.4	558.8	632.3	459.2

Transfer to Runoff(1)	–	(97.9)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	371.4	132.4	168.6	201.0	325.9
Foreign exchange effect on claims	69.0	(86.7)	65.0	(0.4)	8.2
Increase (decrease) in provision for prior accident years’ claims	31.2	2.3	(28.4)	25.2	(0.9)

Total incurred losses on claims and LAE	471.6	48.0	205.2	225.8	333.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(81.5)	(42.4)	(54.4)	(73.7)	(55.6)
Payments on prior accident years’ claims	(196.4)	(93.0)	(155.2)	(225.6)	(104.5)

Total payments for losses on claims and LAE	(277.9)	(135.4)	(209.6)	(299.3)	(160.1)

Provision for claims and LAE at December 31(2)	68.4	372.9	–	–	–

Provision for claims and LAE at December 31 excluding CTR Life	1,004.1	742.0	554.4	558.8	632.3
CTR Life	27.6	34.9	21.5	24.8	29.3

Provision for claims and LAE at December 31	1,031.7	776.9	575.9	583.6	661.6

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008.

(2)	Polish Re in 2009 and Advent in 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Reinsurance – Other (being only Group Re prior to 2008) the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Reinsurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provisions for claims including LAE	205.7	209.8	232.4	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1
Cumulative payments as of:
One year later	34.8	47.5	66.6	78.2	115.8	54.3	40.3	85.9	93.0	197.7
Two years later	73.6	100.5	129.7	175.5	152.8	74.6	104.3	151.9	160.5
Three years later	119.9	146.0	215.0	206.0	164.9	128.8	160.5	209.4
Four years later	146.9	221.0	232.0	209.0	210.0	179.2	206.6
Five years later	215.4	227.7	222.5	243.4	251.8	216.2
Six years later	216.5	205.4	243.7	276.7	280.8
Seven years later	189.0	220.4	265.2	299.5
Eight years later	200.7	237.9	279.7
Nine years later	213.3	249.8
Ten years later	223.0
Reserves re-estimated as of:
One year later	191.1	205.3	229.5	268.2	286.3	279.6	319.4	429.4	383.8	833.5
Two years later	185.2	202.8	258.5	295.2	302.9	288.2	361.9	375.8	454.1
Three years later	185.5	222.7	277.5	310.1	317.3	326.7	322.9	436.9
Four years later	202.4	242.0	283.2	323.4	348.4	302.8	377.6
Five years later	216.9	245.3	291.1	348.1	338.0	351.7
Six years later	217.6	251.5	307.9	343.5	375.2
Seven years later	222.6	266.0	305.8	374.6
Eight years later	235.4	266.9	327.1
Nine years later	236.0	287.1
Ten years later	254.0
Favourable (unfavourable) development	(48.3)	(77.3)	(94.7)	(148.5)	(111.9)	(84.1)	(62.0)	(63.4)	2.4	(91.5)

(1)	The above table has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

Reinsurance – Other experienced net unfavourable reserve development of $91.5 during 2009 principally as a result of the effect of unfavourable foreign exchange movement of the Canadian dollar relative to the U.S. dollar at CRC (Bermuda) of $60.3, unfavourable loss reserve development of $31.2 related to pre-2000 general liability and commercial auto business at Group Re and adverse development of losses related to Hurricane Ike at Advent. The total unfavourable foreign exchange effect on claims reserves was $69.0, consisting of $60.3 on prior years and $8.7 on the current year.

Runoff

The following table shows for Fairfax’s Runoff operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff

	2009		2008	2007	2006		2005

Provision for claims and LAE at January 1	1,989.9		2,116.5	2,487.9	1,797.9		1,481.6

Transfer to Runoff(1)	–		97.9	–	146.2		–

Incurred losses on claims and LAE
Provision for current accident year’s claims	–		13.7	5.3	96.2		63.9
Foreign exchange effect on claims	14.3		(30.5)	21.0	29.9		7.3
Increase in provision for prior accident years’ claims	57.6		64.1	90.9	75.8		442.9
Increase in provision – Swiss Re commutation	–		–	–	412.6		–

Total incurred losses on claims and LAE	71.9		47.3	117.2	614.5		514.1

Payments for losses on claims and LAE
Payments on current accident year’s claims	–		(2.6)	(4.1)	(32.8)		(31.0)
Payments on prior accident years’ claims	(105.1	)(2)	(269.2)	(484.5)	(37.9	)(3)	(205.0	)(4)

Total payments for losses on claims and LAE	(105.1)		(271.8)	(488.6)	(70.7)		(236.0)

Provision for claims and LAE at December 31 before the undernoted	1,956.7		1,989.9	2,116.5	2,487.9		1,759.7
Provision for claims and LAE at December 31 for Corifrance	–		–	–	–		38.2

Provision for claims and LAE at December 31	1,956.7		1,989.9	2,116.5	2,487.9		1,797.9

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008, and of Fairmont in 2006.

(2)	Reduced by $136.2 of proceeds received from the commutation of several reinsurance treaties.

(3)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate adverse development cover.

(4)	Reduced by $570.3 of proceeds received and proceeds due from the commutation of two significant adverse development covers.

In 2009, Runoff experienced $57.6 of net adverse development. U.S. runoff experienced net adverse development of $100.2 (including $36.8 of strengthening of U.S. workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 as a result of commutation losses of $21.1 and commutation gains of $17.5), partially offset by $42.6 of net favourable development of reserves across most lines in European Runoff.

Asbestos, Pollution and Other Hazards

General A&E Discussion

A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, throughout the United States, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases

FAIRFAX FINANCIAL HOLDINGS LIMITED

have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500-type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco and methyl tertiary butyl ether (“MTBE”) remain as the most significant potential health hazard claims exposures facing Fairfax. Although still a risk, lead pigment has had some favourable litigation developments in 2009, resulting in this hazard presenting less of a risk to Fairfax.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from A&E exposures at year-end 2009, 2008, and 2007 and the movement in gross and net reserves for those years:

	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for A&E claims and ALAE at January 1	914.8	276.1	988.8	285.9	1,090.3	309.5
A&E losses and ALAE incurred during the year	74.6	89.1	26.3	17.4	3.8	(7.8)
A&E losses and ALAE paid during the year	83.1	11.1	100.3	27.2	105.3	15.8
Provision for A&E claims and ALAE at December 31	906.3	354.1	914.8	276.1	988.8	285.9
Crum & Forster
Provision for A&E claims and ALAE at January 1	444.6	380.7	485.5	418.6	486.3	421.7
A&E losses and ALAE incurred during the year	26.5	7.0	31.9	34.6	54.9	46.5
A&E losses and ALAE paid during the year	80.0	47.7	72.8	72.5	55.7	49.6
Provision for A&E claims and ALAE at December 31	391.1	340.0	444.6	380.7	485.5	418.6
OdysseyRe
Provision for A&E claims and ALAE at January 1	394.8	260.4	381.2	256.9	344.6	215.7
A&E losses and ALAE incurred during the year	70.3	40.6	76.4	45.1	100.1	77.5
A&E losses and ALAE paid during the year	51.4	35.4	62.8	41.6	63.5	36.3
Provision for A&E claims and ALAE at December 31	413.7	265.6	394.8	260.4	381.2	256.9
Fairfax Total
Provision for A&E claims and ALAE at January 1	1,754.2	917.2	1,855.5	961.4	1,921.2	946.9
A&E losses and ALAE incurred during the year	171.4	136.7	134.6	97.1	158.8	116.2
A&E losses and ALAE paid during the year	214.5	94.2	235.9	141.3	224.5	101.7
Provision for A&E claims and ALAE at December 31	1,711.1	959.7	1,754.2	917.2	1,855.5	961.4

In addition to the net reserves presented in the above table, Fairfax’s runoff companies carried additional net reserves against reinsurance recoverable balances from previously commuted reinsurance contracts and from impaired reinsurers. At December 31, 2009, these additional net reserves amounted to $179.2 (2008 – $177.9; 2007 – $204.2), the substantial majority of which related to commuted reinsurance balances. Net reserves presented in the above table also do not reflect the beneficial effects on the company’s net asbestos exposure in 2009, 2008 and 2007 of $100.0 of asbestos claims ceded pursuant to an adverse development cover and, in 2007, of other asbestos claims ceded pursuant to another adverse development cover (commuted in 2008).

As part of the overall review of its asbestos and environmental exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos and environmental survival ratios:

	Runoff	Crum & Forster	OdysseyRe

Net loss and ALAE reserves	354.1	340.0	265.6
3-year average net paid loss and ALAE	18.0	56.6	37.8
3-year survival ratio	19.6	6.0	7.0

Asbestos Claim Discussion

As reported in the 2008 Annual Report, as a result of tort reform, both legislative and judicial, there has been a dramatic decrease in mass asbestos plaintiff screening efforts over the past few years and a sharp decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2009, 2008, and 2007 and the movement in gross and net reserves for those years:

	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for asbestos claims and ALAE at January 1	589.0	186.8	655.4	199.9	729.8	219.0
Asbestos losses and ALAE incurred during the year	120.3	74.6	7.1	4.0	6.2	(8.7)
Asbestos losses and ALAE paid during the year	40.9	9.9	73.5	17.1	80.6	10.4
Provision for asbestos claims and ALAE at December 31	668.4	251.5	589.0	186.8	655.4	199.9
Crum & Forster
Provision for asbestos claims and ALAE at January 1	356.4	301.8	391.5	333.6	404.4	348.2
Asbestos losses and ALAE incurred during the year	21.2	2.8	23.1	25.2	31.1	24.3
Asbestos losses and ALAE paid during the year	63.5	35.3	58.2	57.0	44.0	38.9
Provision for asbestos claims and ALAE at December 31	314.1	269.3	356.4	301.8	391.5	333.6
OdysseyRe
Provision for asbestos claims and ALAE at January 1	360.6	230.5	339.2	222.4	308.7	189.0
Asbestos losses and ALAE incurred during the year	69.4	40.0	73.8	41.0	85.9	63.0
Asbestos losses and ALAE paid during the year	43.4	28.9	52.4	32.9	55.4	29.6
Provision for asbestos claims and ALAE at December 31	386.6	241.6	360.6	230.5	339.2	222.4
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,306.0	719.1	1,386.1	755.9	1,442.9	756.2
Asbestos losses and ALAE incurred during the year	210.9	117.4	104.0	70.2	123.2	78.6
Asbestos losses and ALAE paid during the year	147.8	74.1	184.1	107.0	180.0	78.9
Provision for asbestos claims and ALAE at December 31	1,369.1	762.4	1,306.0	719.1	1,386.1	755.9

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a large scale. Runoff is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants.

Crum & Forster has asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners. For the most

FAIRFAX FINANCIAL HOLDINGS LIMITED

part, these insureds are defendants on a regional rather than nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, Fairfax evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional actuarial methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that has evolved into the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, the company believes that the reserves carried for asbestos claims at December 31, 2009 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies continue to decline, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,270 sites are included on the National Priorities List (NPL) of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation costs among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

The state of New Jersey as well as various special interest groups and Native American tribes in Washington have and continue to pursue polluters for natural resource damages. However, these claims continue to develop slowly. It remains to be seen whether or not natural resource damages claims will develop into significant risks for Fairfax insureds.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2009, 2008, and 2007 and the movement in gross and net reserves for those years:

	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for pollution claims and ALAE at January 1	325.8	89.3	333.4	86.0	360.5	90.5
Pollution losses and ALAE incurred during the year	(45.7)	14.5	19.2	13.4	(2.4)	0.9
Pollution losses and ALAE paid during the year	42.2	1.2	26.8	10.1	24.7	5.4
Provision for pollution claims and ALAE at December 31	237.9	102.6	325.8	89.3	333.4	86.0
Crum & Forster
Provision for pollution claims and ALAE at January 1	88.2	78.9	94.0	85.0	81.9	73.5
Pollution losses and ALAE incurred during the year	5.3	4.2	8.8	9.4	23.8	22.2
Pollution losses and ALAE paid during the year	16.5	12.4	14.6	15.5	11.7	10.7
Provision for pollution claims and ALAE at December 31	77.0	70.7	88.2	78.9	94.0	85.0
OdysseyRe
Provision for pollution claims and ALAE at January 1	34.2	29.9	42.0	34.5	35.9	26.7
Pollution losses and ALAE incurred during the year	0.9	0.6	2.6	4.1	14.2	14.5
Pollution losses and ALAE paid during the year	8.0	6.5	10.4	8.7	8.1	6.7
Provision for pollution claims and ALAE at December 31	27.1	24.0	34.2	29.9	42.0	34.5
Fairfax Total
Provision for pollution claims and ALAE at January 1	448.2	198.1	469.4	205.5	478.3	190.7
Pollution losses and ALAE incurred during the year	(39.5)	19.3	30.6	26.9	35.6	37.6
Pollution losses and ALAE paid during the year	66.7	20.1	51.8	34.3	44.5	22.8
Provision for pollution claims and ALAE at December 31	342.0	197.3	448.2	198.1	469.4	205.5

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

Summary

The company believes that the A&E reserves reported at December 31, 2009 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by the company and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance Recoverables

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($3,809.1 at December 31, 2009) consists of future recoverables on unpaid claims ($3.3 billion), reinsurance receivable on paid losses ($255.1) and unearned premiums from reinsurers ($252.2). This $3.3 billion of future recoverables from reinsurers on unpaid claims at December 31, 2009 declined by $0.4 billion during 2009 from $3.7 billion at December 31, 2008. The decrease related primarily to continued progress by the runoff operations (including reductions as a result of reinsurance commutations, certain of which are described in note 7), claims payments related to 2008 U.S. hurricane and other catastrophe losses, and reduced underwriting activity as a result of the weak economy and competitive market conditions, partially offset by the foreign currency translation effect of the depreciation at December 31, 2009 compared to December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which Fairfax’s insurance and reinsurance companies transact their business and to the acquisition of Polish Re.

The following table presents Fairfax’s top 50 reinsurance groups (ranked by gross reinsurance recoverable net of provisions for uncollectible reinsurance) at December 31, 2009. These 50 reinsurance groups represented 80.4% of

Fairfax’s total reinsurance recoverable at December 31, 2009. In the following table and the accompanying tables in this section, reinsurance recoverables are reported net of intercompany reinsurance.

		A.M. Best rating	Gross	Net
		(or S&P	reinsurance	recoverable(3)
Group	Principal reinsurers	equivalent)(1)	recoverable(2)	reinsurance

Swiss Re	Swiss Re America Corp.	A	706.7	408.1
Lloyd’s	Lloyd’s	A	315.8	274.8
Nationwide	Nationwide Mutual Ins Co.	A+	248.5	248.4
Munich	Munich Reinsurance Co. of Canada	A+	165.4	140.7
HDI	Hannover Rueckversicherung	A	123.7	95.9
Everest	Everest Reinsurance Co.	A+	121.8	89.1
SCOR	SCOR Canada Reinsurance Co.	A-	117.8	97.9
Aegon	Arc Re	(4)	109.2	17.5
Ace	Insurance Co. of North America	A+	95.5	92.7
Transatlantic	Transatlantic Re	A	91.3	86.6
CNA	CNA Ins. Companies	A	80.1	42.8
AXA	Colisee Re	NR	63.5	53.1
Berkshire Hathaway	General Reinsurance Corp.	A++	61.4	58.0
Arch Capital	Arch Reinsurance Co.	A	53.6	12.7
Travelers	Travelers Indemnity Co.	A+	52.7	51.8
Genworth	Genworth Life and Annuity Insurance Co.	A	50.1	50.1
Platinum	Platinum Underwriters Reinsurance Co.	A	47.1	40.1
GIC	General Insurance Corp. of India	A-	46.4	4.5
Max Capital	Max Bermuda Ltd.	A-	43.1	15.1
Enstar/Castlewood	Unionamerica Insurance	NR	39.5	34.3
PartnerRe	Paris Re SA	A	38.9	30.8
Liberty Mutual	Employers Insurance of Wausau	A	36.0	35.3
Cigna	Connecticut General Life Insurance Co.	A	32.9	32.8
Ullico	Ullico Casualty Co.	B+	32.7	–
Brit	Brit Insurance Ltd.	A	32.3	27.7
Chubb	Federal Insurance Co.	A++	31.2	30.9
Aspen	Aspen Insurance UK Ltd	A	31.0	28.0
Met Life	Metropolitan Life Insurance Co.	A+	28.1	28.1
Aviva	Aviva International Insurance Ltd.	A	27.7	27.4
AIG	National Union Fire Insurance Co. of Pittsburgh	A	27.5	27.4
CCR	Caisse Centrale de Reassurance	A++	27.2	21.6
XL	XL Reinsurance America Inc.	A	26.2	22.0
Toa Re	Toa Reinsurance Co. of America	A	25.0	23.3
Globale Re	Global Reinsurance Corp.	NR	25.0	22.0
Aioi	Aioi Insurance Co. Ltd.	A	24.5	17.4
Hartford	Excess Insurance Co. Ltd.	A	23.6	22.4
Validus	Validus Reinsurance Ltd.	A-	22.6	17.8
Sompo	Sompo Japan Insurance Inc.	A+	22.1	20.2
Manulife	John Hancock Life Insurance Co.	A+	21.8	18.8
Singapore Re	Singapore Re Corp	A-	21.0	4.7
Allstate	Allstate Insurance Co.	A+	20.3	20.3
White Mountains	White Mountains Reinsurance Co. of America	A-	19.3	17.9
FM Global	Factory Mutual Insurance Co.	A+	18.5	18.4
Tokio Marine	Tokio Marine & Nichido Fire Insurance Co. Ltd.	A++	18.4	16.1
Symetra	Symetra Life Insurance Co.	A	17.6	17.6
Starr	Starr Indemnity & Liability Co.	A	17.3	17.3
Zurich	Zurich Insurance Co.	A	17.2	7.9
Axis	Axis Reinsurance Co.	A	16.8	16.8
WR Berkley	Berkley Insurance Co.	A+	16.2	15.1
Duke’s Place	Seaton Insurance Co.	NR	15.3	15.3

Sub-total			3,367.4	2,535.5
Other reinsurers			822.8	623.5

Total reinsurance recoverable			4,190.2	3,159.0
Provision for uncollectible reinsurance			381.1	381.1

Net reinsurance recoverable			3,809.1	2,777.9

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated A- by S&P; Arc Re is not rated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the classification of the $3,809.1 gross reinsurance recoverable according to the financial strength rating of the responsible reinsurers at December 31, 2009. Pools & associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

          Consolidated Reinsurance Recoverables

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	124.0	8.4	115.6
	A+	871.4	76.1	795.3
	A	1,837.4	470.3	1,367.1
	A-	352.8	143.5	209.3
	B++	39.6	9.9	29.7
	B+	60.7	41.3	19.4
	B or lower	17.6	0.3	17.3
	Not rated	806.0	235.7	570.3
	Pools & associations	80.7	45.7	35.0

		4,190.2	1,031.2	3,159.0
Provision for uncollectible reinsurance		381.1		381.1

Net reinsurance recoverable		3,809.1		2,777.9

To support gross reinsurance recoverable balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,031.2 as at December 31, 2009 as follows:

for reinsurers rated A- or better, Fairfax had security of $698.3 against outstanding reinsurance recoverable of $3,185.6;

for reinsurers rated B++ or lower, Fairfax had security of $51.5 against outstanding reinsurance recoverable of $117.9; and

for unrated reinsurers, Fairfax had security of $235.7 against outstanding reinsurance recoverable of $806.0.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $381.1 provision for uncollectible reinsurance related to the $636.7 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated.

The two following tables separately break out the consolidated reinsurance recoverables for the operating companies and for the runoff operations. As shown in those tables, approximately 33.0% of the consolidated reinsurance recoverables related to runoff operations as at December 31, 2009 (compared to 42.2% at the end of 2008).

          Reinsurance Recoverables – Reinsurance and Insurance Operating Companies

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	95.9	8.3	87.6
	A+	456.6	57.7	398.9
	A	1,334.2	404.6	929.6
	A-	295.2	138.2	157.0
	B++	32.0	9.2	22.8
	B+	55.9	39.0	16.9
	B or lower	6.1	0.3	5.8
	Not rated	336.4	132.2	204.2
	Pools & associations	68.8	45.7	23.1

		2,681.1	835.2	1,845.9
Provision for uncollectible reinsurance		127.7		127.7

Net reinsurance recoverable		2,553.4		1,718.2

          Reinsurance Recoverables – Runoff Operations

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	28.1	0.1	28.0
	A+	414.8	18.4	396.4
	A	503.2	65.7	437.5
	A-	57.6	5.3	52.3
	B++	7.6	0.7	6.9
	B+	4.8	2.3	2.5
	B or lower	11.5	–	11.5
	Not rated	469.6	103.5	366.1
	Pools & associations	11.9	–	11.9

		1,509.1	196.0	1,313.1
Provision for uncollectible reinsurance		253.4		253.4

Net reinsurance recoverable		1,255.7		1,059.7

Based on the results of the preceding analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by the company’s reinsurance security department as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2009.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The company’s insurance and reinsurance operating companies purchase reinsurance for various reasons including risk diversification and mitigation and protection of capital. As set out in note 8 to the consolidated financial statements, ceded reinsurance transactions had a net negative pre-tax impact in 2009 of $337.5, including the effect of the $3.6 pre-tax loss on reinsurance contracts commuted by TIG during 2009 (2008 – $144.3; 2007 – $388.0, including the effect of the $84.2 pre-tax loss on Crum & Forster’s commutation of an aggregate stop loss contract in 2008). Earned premiums ceded to reinsurers in 2009 increased to $814.5 compared to $713.5 in 2008 (2007 – $725.0). Earned premiums ceded to reinsurers in 2009 reflected greater reinsurance utilization by OdysseyRe’s insurance operations ($64.2), Crum & Forster ($30.6), Advent ($28.6) and Fairfax Asia ($24.5), partially offset by greater retention of premiums written at Northbridge following changes to its reinsurance programme in 2008 and the effect of the appreciation of the average 2009 U.S. dollar exchange rate relative to other currencies. Earned premiums ceded to reinsurers in 2008 decreased as a result of greater retention of premiums written by the insurance and reinsurance operating companies (particularly at Northbridge following changes to its reinsurance programme in 2008, partially offset by the effect of increased reinsurance utilization by the insurance operations of OdysseyRe in 2008) and the effect of a decline in gross premiums written from 2007 to 2008 related to intensifying competition and deteriorating pricing associated with underwriting cycle softening. Commissions earned on ceded reinsurance premiums were largely unchanged on a consolidated basis from 2008 to 2009 and from 2007 to 2008, despite the effects of changes in increased retentions of written premiums, the declines in written premiums associated with the softening underwriting cycle at Crum & Forster, OdysseyRe and Northbridge (excluding the effect of foreign currency translation for Northbridge), and increased commissions earned as a result of increased earned premiums ceded to reinsurers by Fairfax Asia’s First Capital in 2009 and 2008. Decreased claims incurred ceded to reinsurers of $391.3 in 2009 compared to $439.3 in 2008 reflected a reduction in cessions as a result of decreased current period catastrophe losses and the effects of reinsurance commutations, partially offset by an increase in losses ceded by OdysseyRe principally attributable to increased reinsurance utilization in the London Market division. Increased claims incurred ceded to reinsurers of $439.3 in 2008 compared to $235.9 in 2007 included increased cessions related to current year catastrophe events (including $134.4 related to Hurricanes Ike and Gustav), partially offset by the effect of reinsurance commutations (including Crum & Forster’s second quarter commutation). Charges recorded for uncollectible reinsurance increased in 2009 compared to 2008 principally as a result of a write-off of reinsurance recoverable balances in U.S. Runoff. The provision for uncollectible reinsurance declined in 2008 relative to 2007, primarily reflecting effective credit risk management and improved credit experience with the company’s reinsurers and the sale of a portion of Runoff’s reinsurance recoverable to a third party which was substantially provided for in prior years. In the most recent three years, Fairfax has recorded net provisions for uncollectible reinsurance and write-offs of reinsurance recoverable balances in the consolidated statement of earnings of $59.7 in 2009, $15.0 in 2008 and $46.2 in 2007.

The cash flow impact of the company’s reinsurance activities on net cash used in operating activities in 2009 included a $514.7 reduction in amounts recoverable from reinsurers, with the decrease reflecting the effect of significant reinsurance recoveries in 2009 of paid claims related to ceded 2008 losses from Hurricanes Ike and Gustav and other catastrophe losses and the effects of reinsurance commutations. The cash flow impact of the company’s reinsurance activities on net cash provided by operating activities in 2008 included a $582.5 reduction in amounts recoverable from reinsurers, with the decrease related primarily to Crum & Forster’s reinsurance commutation, decreased reinsurance utilization by Northbridge in 2008 following changes to its reinsurance programme, reduced underwriting activity as a result of the insurance and operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, and continued progress by the Runoff operations, partially offset by the effect of increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of the reinsurance recoverable of Advent.

Float

Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. The float is a non-GAAP measure. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of generating that float. As the table shows, the average float from those operations increased 6.0% in 2009 to $9.4 billion, at no cost.

					Average long
			Benefit		term Canada
	Underwriting		(cost)		treasury bond
Year	profit (loss)	Average float	of float		yield

1986	2.5	21.6	11.6%		9.6%

2005	(437.5)	7,323.9	(6.0%	)	4.4%
2006	212.6	8,212.9	2.6%		4.3%
2007	238.9	8,617.7	2.8%		4.3%
2008	(280.9)	8,917.8	(3.1%	)	4.1%
2009	7.3	9,449.1	0.1%		3.9%
Weighted average since inception			(2.3%	)	5.0%
Fairfax weighted average financing differential since inception: 2.7%

The following table presents the breakdown of total year-end float for the most recent five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
Year	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	5,125.0	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,088.9	125.7	5,572.7	9,840.1	1,733.2	11,573.3

In 2009, the Canadian float increased by 18.0% (at a cost of 3.0%) primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float decreased 1.7% (at a cost of 1.5%), primarily due to a decrease in premiums written by Crum & Forster. The Asian Insurance float increased 82.4% (at no cost), due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. Reinsurance float increased 8.7% (at no cost) as a result of the acquisition of Polish Re and the strengthening of the Canadian dollar (CRC (Bermuda)) and the euro (OdysseyRe Euro Asia division) relative to the U.S. dollar. Excluding the portion of the overall increase due to the acquisition of Polish Re, the reinsurance float increased 7.3% (at no cost). The Runoff float decreased 2.8% as the result of the continued progress in the reduction of Runoff claims. In the aggregate, the total float increased by 6.7% to $11.6 billion at the end of 2009. Excluding the portion of the overall increase due to the acquisition of Polish Re, the total float increased by 6.1% to $11.5 billion at the end of 2009.

Insurance Environment

The property and casualty insurance and reinsurance industry’s underwriting results improved in 2009 as a result of the absence of significant catastrophe activity, reserve releases as a result of favourable development of prior years’ reserves, and a reduction in incurred losses in the mortgage and financial guarantee segment. Offsetting this was an increase in the 2009 accident year combined ratio (excluding catastrophe losses) due to claim costs continuing to outpace price increases. Combined ratios in 2010 for the industry in Canada, for U.S. commercial lines insurers and for U.S. reinsurers are expected to be approximately 102.0%, 100.3% and 95.3% respectively, according to recently published industry composites. The insurance industry faces a difficult environment in 2010 with lower demand for insurance due to a sluggish economy, the low interest rate environment and an expected decline in favourable development from prior years. The above factors have stabilized pricing decreases and could result in price increases in 2010 as insurers and reinsurers find it difficult to make a return on capital without underwriting profitability.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was $36.4 in 2009 (2008 – $28.8, 2007 – $19.3). Interest and dividend income earned in Fairfax’s first year and for the past eleven years (the period since Fairfax’s last significant acquisition added materially to investments) is presented in the following table.

	Average		Interest and dividend income
	investments at		Pre-tax			After tax
Year	carrying value		Amount	Yield	Per share	Amount	Yield	Per share
				(%)	($)		(%)	($)

1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38

1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	(1)	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	(1)	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	(1)	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	(1)(2)	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	(1)(2)	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	(1)(2)	712.7	3.46	38.94	477.5	2.32	26.09

(1)	Net of $57.2 (2008 – $29.4; 2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – 539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Funds withheld payable to reinsurers shown on the consolidated balance sheet ($354.9 as at December 31, 2009) represented premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally related to Crum & Forster ($246.3) and OdysseyRe ($41.3). In 2009, $16.3 of interest expense accrued to reinsurers on funds withheld; the company’s total interest and dividend income of $712.7 in 2009 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.

Interest and dividend income increased in 2009 principally due to the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. The gross portfolio yield, before deduction of interest expense on funds withheld, of $729.0 was 3.54% in 2009 compared to the 2008 gross portfolio yield of $643.8, or 3.31%. The pre-tax interest and dividend income yield decreased to 3.46% in 2009 from 3.22% in 2008, while the after-tax yield decreased to 2.32% in 2009 from 2.14% in 2008. The decreased yields were primarily attributable to the impact of lower short term interest rates, as three-month U.S. treasury bill yields averaged approximately 0.141% in 2009 compared to approximately 1.38% in 2008 and ten-year U.S. treasury bond yields averaged approximately 3.24% in 2009 compared to approximately 3.64% in 2008. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 19.1% per year.

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past eleven years (the period since Fairfax’s last significant acquisition added materially to investments) are presented in the following table:

	Cash and
	short term			Preferred	Common	Real			Per share
Year	investments		Bonds(2)	stocks	stocks(3)	estate	Total		($)

1985	6.4		14.1	1.0	2.5	–	24.0		4.80

1999	1,766.9		9,165.9	92.3	1,209.0	55.6	12,289.7		915.35
2000	1,663.0		7,825.5	46.7	813.6	50.8	10,399.6		793.81
2001	1,931.3		7,357.3	79.4	811.7	49.1	10,228.8		712.76
2002	2,033.2		7,390.6	160.1	992.1	20.5	10,596.5		753.90
2003	6,120.8		4,705.2	142.3	1,510.7	12.2	12,491.2		901.35
2004	4,075.0	(1)	7,260.9	135.8	1,960.9	28.0	13,460.6	(1)	840.80	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,324.0	17.2	14,869.4	(1)	835.11	(1)
2006	5,188.9	(1)	9,017.2	16.4	2,579.2	18.0	16,819.7	(1)	948.62	(1)
2007(4)	3,965.7	(1)	11,669.1	19.9	3,339.5	6.5	19,000.7	(1)	1,075.50	(1)
2008(4)	6,343.5	(1)	9,069.6	50.3	4,480.0	6.4	19,949.8	(1)	1,140.85	(1)
2009(4)	3,658.8	(1)	11,550.7	357.6	5,697.9	8.0	21,273.0	(1)	1,064.24	(1)

(1)	Net of $57.2 (2008 – $29.4; 2007 – $1,062.8; 2006 – $783.3; 2005 – 700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Includes credit derivatives.

(3)	Includes investments at equity and equity derivatives.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Total investments per share decreased at December 31, 2009 compared to December 31, 2008 primarily due to the increase in common shares effectively outstanding (19,988,870 at December 31, 2009, increased from 17,486,825 at December 31, 2008), despite significantly increased investments as a result of net investment gains on portfolio investments of $944.5 and the $1,149.4 improvement in the net unrealized gains on available for sale investments. Net investment gains of $944.5 included $937.9 of net gains on bonds, $463.3 of net gains on common stocks and equity derivatives and $26.6 of net gains on preferred stocks, partially offset by $340.0 of other than temporary impairments recorded on common stock and bond investments, $147.2 of net losses related to credit default swaps and other derivatives and $17.6 of net losses related to foreign currency. Since 1985, investments per share have compounded at a rate of 25.2% per year.

Fairfax’s investment managers perform their own fundamental analysis of each proposed investment, and subsequent to investing, management reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether recording a provision for other than temporary impairment is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current assessment of intrinsic value based on current outlook and other relevant investment considerations. Other considerations in this assessment include the length of time and extent to which the fair value has been less than its amortized cost, the severity of the impairment, the cause of the impairment, the financial condition and near-term prospects of the issuer, and the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The composition of the company’s fixed income portfolio as at December 31, 2009, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	Carrying value of
Issuer Credit Rating	fixed income portfolio	%

AAA/Aaa	5,748.9	50.1
AA/Aa	1,695.4	14.8
A/A	1,468.5	12.8
BBB/Baa	970.8	8.5
BB/Ba	253.5	2.2
B/B	291.9	2.5
Lower than B/B and unrated	1,039.4	9.1

Total	11,468.4	100.0

At December 31, 2009, 86.2% (2008 – 93.4%) of the fixed income portfolio at carrying value was rated investment grade, with 64.9% (2008 – 91.1%) being rated AA or better (primarily consisting of government obligations). At December 31, 2009, holdings of fixed income securities in the ten issuers (excluding federal governments) to which the company had the greatest exposure totaled $4,023.9, which represented approximately 18.9% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2009 was $442.0, which represented approximately 2.1% of the total investment portfolio.

The consolidated investment portfolio included $5.5 billion in U.S. state, municipal and other tax-exempt bonds (approximately $4.6 billion tax-exempt, $0.9 billion taxable), almost all of which were purchased during 2008 and 2009. Of the $5.4 billion held in the subsidiary investment portfolios at December 31, 2009, approximately $3.5 billion were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Since 2003, the company has used credit default swap contracts referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry as an economic hedge of risks affecting specific financial assets (recoverables from reinsurers), exposures potentially affecting the fair value of the company’s fixed income portfolio (principally investments in fixed income securities classified as Corporate and other and U.S. states and municipalities in the company’s consolidated financial statements) and of broader systemic risk. These credit default swaps have a remaining average life of 2.4 years (3.3 years at December 31, 2008) and a notional amount and fair value of $5.9 billion and $71.6 respectively. The company’s holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. In the latter part of 2008, the company revised the financial objectives of its economic hedging program by determining not to replace its credit default swap hedge position as sales or expiries occurred based on: (i) the company’s judgment that its exposure to formerly elevated levels of credit risk had moderated and that as a result the company had made the determination that its historical approaches to managing credit risk apart from the use of credit default swaps were once again satisfactory as a means of mitigating the company’s exposure to credit risk arising from its exposure to financial assets; (ii) the significant increase in the cost of purchasing credit protection (reducing the attractiveness of the credit default swap contract as a hedging instrument); and (iii) the fact that the company’s capital and liquidity had benefited significantly from approximately $2.5 billion in cash proceeds of sales of credit default swaps realized since 2007. As a result, the effects that credit default swaps as hedging instruments may be expected to have on the company’s future financial position, liquidity and operating results may be expected to diminish significantly relative to the effects in recent years. The company may initiate new credit default swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap and other derivative securities contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts.

The fair value of the collateral deposited for the benefit of the company at December 31, 2009, all of which consisted of government securities that may be sold or repledged by the company, was $23.2. The fair value of the collateral deposited for the benefit of the company at December 31, 2008, all of which consisted of government securities, was $285.1, of which $107.6 was eligible to be sold or repledged by the company. The company had not exercised its right to sell or repledge collateral at December 31, 2009.

Interest Rate Risk

Credit risk aside, the company positions its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced by liquidity requirements, and may reposition the portfolio in response to changes in the interest rate environment.

At December 31, 2009, the fair value of the company’s investment portfolio included approximately $11.5 billion of fixed income securities which are subject to interest rate risk. Fluctuations in interest rates have a direct impact on the market value of these securities. As interest rates rise, market values of fixed income portfolios decline, and vice versa. The table that follows displays the potential impact on net earnings and other comprehensive income of market value fluctuations caused by changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed on each security individually. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

December 31, 2009

		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	9,689.3	(448.6)	(752.3)	(15.5)
100 basis point increase	10,535.9	(241.5)	(389.4)	(8.1)
No change	11,468.4	–	–	–
100 basis point decrease	12,434.0	268.9	384.1	8.4
200 basis point decrease	13,521.5	585.7	806.0	17.9

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent eleven years (the period since Fairfax’s last significant acquisition added materially to investments). For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses). Since 2007, due to the prospective adoption effective January 1, 2007 of accounting pronouncements as described in footnote 4 to the table, the calculation of total return on average investments included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity method investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

										Change in
							Net gains (losses)			unrealized
	Average					Change in	recorded in:			gains	Total return
	investments		Interest	Net		unrealized			Other	(losses)	on average
	at carrying		and	realized		gains	Net		comprehensive	on equity method	investments
Year	value		dividends	gains		(losses)	earnings		income	investments		(%)

1986	46.3		3.4	0.7		(0.2)	–		–	–	3.9	8.4

1999	10,020.3		532.7	63.8		(871.4)	–		–	–	(274.9)	(2.7)
2000	11,291.5		534.0	259.1		584.1	–		–	–	1,377.2	12.2
2001	10,264.3		436.9	121.0		194.0	–		–	–	751.9	7.3
2002	10,377.9		436.1	465.0		263.2	–		–	–	1,164.3	11.2
2003	11,527.5		331.9	826.1		142.4	–		–	–	1,300.4	11.3
2004	12,955.8	(1)	375.7	300.5	(2)	165.6	–		–	–	841.8	6.5
2005	14,142.5	(1)	466.1	385.7		73.0	–		–	–	924.8	6.5
2006	15,827.0	(1)	746.5	789.4	(3)	(247.8)	–		–	–	1,288.1	8.1
2007	17,898.0	(1)(4)	761.0	–		–	1,639.5	(6)	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	(1)(4)	626.4	–		–	2,718.6	(6)	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	(1)(4)	712.7	–		–	904.3	(6)	1,076.7	(185.2)	2,508.5	12.2

Cumulative from inception			6,771.8	3,887.8			5,262.4					9.9	(5)

(1)	Net of $57.2 (2008 – $29.4; 2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

(5)	Simple average of the total return on average investments for each of the 24 years.

(6)	Excluding a net gain in 2009 of $14.3 (2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $10,208.9 (pre-tax) to shareholders’ equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2009, total return on average investments has averaged 9.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2009		2008		2007		2006(1)		2006		2005

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,242.7		1,555.0		963.4		783.6		767.4		559.0

Holding company debt	1,236.9		869.6		1,063.2		1,181.5		1,202.6		1,365.3
Subsidiary debt	903.4		910.2		915.0		974.2		981.3		933.2
Other long term obligations – holding company	173.5		187.7		192.6		197.1		197.1		244.5

Total debt	2,313.8		1,967.5		2,170.8		2,352.8		2,381.0		2,543.0

Net debt	1,071.1		412.5		1,207.4		1,569.2		1,613.6		1,984.0

Common shareholders’ equity	7,391.8		4,866.3		4,121.4		2,799.6		2,720.3		2,507.6
Preferred equity	227.2		102.5		136.6		136.6		136.6		136.6
Non-controlling interests	117.6		1,382.8		1,585.0		1,300.6		1,292.9		751.4

Total equity and non-controlling interests	7,736.6		6,351.6		5,843.0		4,236.8		4,149.8		3,395.6

Net debt/total equity and non-controlling interests	13.8%		6.5%		20.7%		37.0%		38.9%		58.4%
Net debt/net total capital(2)	12.2%		6.1%		17.1%		27.0%		28.0%		36.9%
Total debt/total capital(3)	23.0%		23.7%		27.1%		35.7%		36.5%		42.8%
Interest coverage(4)	8.2	x	16.4	x	11.3	x	5.2	x	5.2	x	n/a

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the accounting standards described in note 2 to the consolidated financial statements.

(2)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(3)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company cash, short term investments and marketable securities at December 31, 2009 totaled $1,251.6 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations) compared to $1,564.2 at December 31, 2008 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations).

Holding company debt (including other long term obligations) at December 31, 2009 increased by $353.1 to $1,410.4 from $1,057.3 at December 31, 2008, primarily reflecting the company’s third quarter public debt offering of Cdn$400.0 principal amount of 7.50% unsecured senior notes due August 19, 2019, partially offset by debt repurchases and the repayment of $12.8 at maturity of its 6.15% secured loan.

Subsidiary debt at December 31, 2009 decreased by $6.8 to $903.4 from $910.2 at December 31, 2008, primarily reflecting a repayment by Ridley on its secured revolving term loan facilities.

On September 11, 2009, the company completed a public equity offering in which it issued 2,881,844 subordinate voting shares at $347.00 per share, for net proceeds after commissions and expenses (net of tax of $6.3) of $989.3. The net proceeds were applied to the company’s completed privatization of OdysseyRe for the cash purchase price of $1,017.0 (as described in note 18).

At December 31, 2009 the company’s consolidated net debt/net total capital ratio increased to 12.2% from 6.1% at December 31, 2008. The increase primarily reflected the decrease in holding company cash, short term investments and marketable securities (discussed in Financial Condition), the increases in retained earnings and accumulated

FAIRFAX FINANCIAL HOLDINGS LIMITED

other comprehensive income, the net increase in preferred equity as a result of the issuance of Series C preferred shares completed on October 5, 2009 and the redemption of Series A and Series B preferred shares on December 1, 2009 (as described in note 11), the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations), and the increase in holding company debt as a result of the third quarter issuance of unsecured senior notes. The consolidated total debt/total capital ratio decreased to 23.0% at December 31, 2009 from 23.7% at December 31, 2008. The improvement related primarily to the effects of the above-mentioned increases in shareholders’ equity, partially offset by the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations) and the increase in holding company debt.

Cash, short term investments and marketable securities held at the holding company at December 31, 2008 of $1,564.2, net of short sale and derivative obligations of $9.2, resulted in a net balance of holding company cash, short term investments and marketable securities of $1,555.0 ($963.4 at December 31, 2007). At December 31, 2008 the company’s consolidated net debt/net total capital ratio improved to 6.1% from 17.1% at December 31, 2007, and the consolidated total debt/total capital ratio improved to 23.7% from 27.1% at December 31, 2007. The above-noted financial leverage ratios improved primarily due to 2008 net earnings, a significant increase in holding company cash, short term investments and marketable securities, net of short sale and derivative obligations (in the case of the net debt/net total capital ratio), the repayment of the Cdn$125.0 of Cunningham Lindsey unsecured 7.0% Series B debentures upon maturity, the repayment of Fairfax senior notes upon maturity, and the conversion of the company’s 5.0% convertible senior debentures into subordinate voting shares, partially offset by 2008 other comprehensive loss and the additional debt of $93.4 and $21.8 resulting from the consolidation of Advent and Ridley respectively.

Primarily as a result of the company’s third quarter issuance of subordinate voting shares (net proceeds of $989.3), net earnings of $856.8 and the effect of increased accumulated other comprehensive income (an increase of $1,000.9 in the year, primarily reflecting a net increase in unrealized gains on available for sale securities and unrealized foreign currency translation gains), partially offset by the company’s dividend payments on its common shares and preferred shares during 2009, shareholders’ equity at December 31, 2009 increased by $2,650.2 to $7,619.0 from $4,968.8 at December 31, 2008. Common shareholders’ equity at December 31, 2009 was $7,391.8 or $369.80 per basic share (excluding the unrecorded $170.8 excess of fair value over the carrying value of investments carried at equity) compared to $278.28 per basic share (excluding the unrecorded $356.0 excess of fair value over the carrying value of investments carried at equity) at the end of 2008, representing an increase per basic share in 2009 of 32.9% (without adjustment for the $8.00 per common share dividend paid in the first quarter of 2009, or 35.4% adjusted to include that dividend). The number of basic shares increased primarily as a result of the company’s September 11, 2009 issuance of 2,881,844 subordinate voting shares at $347.00 per share, partially offset by the repurchase of 360,100 subordinate voting shares during the year. At December 31, 2009 there were 19,988,870 common shares effectively outstanding.

Non-controlling interests decreased to $117.6 at December 31, 2009 from $1,382.4 at December 31, 2008, primarily due to the privatization of OdysseyRe, Northbridge and Advent and due to the repurchase during the year by OdysseyRe of its common shares prior to its privatization. Non-controlling interests at December 31, 2009 is principally comprised of the OdysseyRe Series A and series B preferred shares ($69.1) and the non-controlling interests of Ridley ($44.5).

The company has issued and repurchased common shares in the most recent five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)

2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
2006 – repurchase of shares	(67,800)	113.57	(7.7)
2007 – repurchase of shares	(38,600)	181.35	(7.0)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)

Share issuances in 2005 and 2009 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the ratio of premiums to surplus (or total shareholders’ equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to surplus
	(total shareholders’ equity)
	2009	2008	2007	2006	2005

Insurance
Northbridge (Canada)	0.7	1.0	0.7	1.0	1.1
Crum & Forster (U.S.)	0.5	0.8	0.8	1.0	0.9
Fairmont (U.S.)(1)	n/a	n/a	n/a	n/a	0.9
Fairfax Asia	0.4	0.3	0.3	0.4	0.5
Reinsurance
OdysseyRe	0.5	0.7	0.8	1.1	1.5
Other(2)	1.1	0.6	0.6	1.2	1.1
Canadian insurance industry	1.0	1.0	1.0	1.0	1.1
U.S. insurance industry	0.8	1.0	0.9	0.9	1.0

(1)	Crum & Forster acquired the ongoing Fairmont business in 2006.

(2)	Other includes Group Re and Advent (effective September 11, 2008) and Polish Re (effective January 7, 2009).

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2009, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 5.3 times the authorized control level, except for TIG (2.4 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2009, Northbridge’s subsidiaries had a weighted average MCT ratio of 240% of the minimum statutory capital required, compared to 224% at December 31, 2008, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Poland, Singapore, Hong Kong, Ireland and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2009.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2009:

Standard
Issuer Credit Ratings	A.M. Best		& Poor’s		Moody’s	DBRS

Fairfax Financial Holdings Limited	bbb		BBB-		Ba1	BBB (low	)
Crum & Forster Holdings Corp.	bbb		BBB-		Ba1	–
Odyssey Re Holdings Corp.	bbb		BBB-		Baa3	–
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A		A-		Baa	–
Odyssey Re Holdings Corp.(1)	A		A-		A3	–
Lombard General Insurance Company of Canada	A		A-		–	–
Commonwealth Insurance Company	A		A-		–	–
Markel Insurance Company of Canada	A		A-		–	–
Federated Insurance Company of Canada	A		A-		–	–
CRC (Bermuda) Reinsurance Limited	A		–		–	–
First Capital Insurance Limited	A		–		–	–
Falcon Insurance Company (Hong Kong) Limited	–		A-		–	–
Advent Capital (Holdings) PLC	A	(2)	A+	(2)	–	–
Polish Re	B++		BBB		–	–

(1)	Financial strength ratings apply to the operating companies

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s

During 2009, Standard & Poor’s upgraded the financial strength ratings of the Crum & Forster operating companies to an “A–” rating and upgraded the issuer credit rating to investment grade, a “BBB–” rating. Also, Moody’s upgraded Fairfax and Crum & Forster to a “Ba1” rating.

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations in 2010. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. The holding company’s known significant obligations for 2010 consist of the potential payment of the approximately $1.3 billion purchase price in connection with the announced offer to acquire all of the outstanding shares of Zenith common stock, other than those shares already owned by the company, the $201.2 dividend on common shares ($10.00 per share, paid in January 2010), interest and corporate overhead expenses, preferred share dividends and income tax payments. Subsequent to the year-end, significant cash movements included payment of the company’s annual common share dividend ($201.2) and the receipt of net proceeds of $199.8 and $183.1 (Cdn$195.3) from the issuance of subordinate voting shares and Series E preferred shares respectively.

Holding company cash, short term investments and marketable securities at December 31, 2009 totaled $1,251.6 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations), compared to $1,564.2 at December 31, 2008 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2009 included the receipt of $983.0 of net proceeds on the issuance of subordinate voting shares in the third quarter, the receipt of $358.6 of net proceeds on the issuance of unsecured senior notes in the third quarter, the receipt of $225.0 of net proceeds on the issuance of Series C preferred shares in the fourth quarter, the receipt of $115.4 in cash dividends from subsidiaries, the payment of $1.0 billion in respect of the company’s privatization of OdysseyRe in the fourth quarter (as described in note 18), the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge in the first quarter (as described in note 18), the payment of $157.5 in corporate income taxes, the payment of $151.3 of common and preferred share dividends, the payment of $143.8 to redeem Series A and B preferred shares, the $135.7 of cash used to repurchase the company’s common shares, the investment of $66.4 to acquire a 15.0% equity interest in Alltrust in the third quarter, the $57.0 cash consideration paid in the first quarter to acquire Polish Re, the additional investment of $49.0 in Cunningham Lindsey Group Limited in the first quarter (in conjunction with that company’s acquisition of the international business of GAB Robins), the investment of $39.9 during the year in the start-up insurance operations of Fairfax Brasil, the holding company’s share of $12.3 in the third quarter privatization of Advent and the repayment of $12.8 at maturity in the first quarter of the company’s 6.15% secured loan. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments decreased by $2,263.7 to $3,244.8 at December 31, 2009 from $5,508.5 at December 31, 2008, with the decrease primarily related to additional investments in bonds, common stocks and other investments, cash used in operating activities including cash used for corporate income tax payments, and cash used to complete the privatizations of Northbridge and Advent and to repurchase common stock of OdysseyRe.

Consolidated cash resources decreased by $368.8 in 2009, primarily as a result of $734.4 of cash used in investing activities (including the privatizations of OdysseyRe, Northbridge and Advent, the acquisition of Polish Re and investments in Alltrust and Cunningham Lindsey), $719.2 of cash used in operating activities (reflecting declining premiums and steady or only modestly declining paid losses and fixed operating expenses at certain operating companies), and $993.0 provided by financing activities (including issuances of common stock, senior notes and the Series C preferred shares, partially offset by cash used to redeem the Series A and Series B preferred shares, repurchase Fairfax common shares, and pay common and preferred share dividends). Consolidated cash resources decreased by $586.8 in 2008, primarily as a result of $1,069.8 of net cash used in financing activities, including the payment of common share and preferred dividends and repurchases by Fairfax, Northbridge and OdysseyRe of their common and preferred shares, partially offset by $119.9 of cash provided by operating activities and $587.9 of cash provided by investing activities.

Contractual Obligations

The following table provides a payment schedule of current and future obligations (holding company and subsidiaries) as at December 31, 2009:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total

Gross claims liability	3,412.7	4,240.0	2,343.0	4,751.4	14,747.1
Long term debt obligations – principal	1.8	181.0	225.2	1,774.9	2,182.9
Long term debt obligations – interest	156.8	306.3	268.0	647.8	1,378.9
Operating leases – obligations	51.7	66.9	36.3	79.4	234.3
Other long term liabilities – principal	6.1	10.8	9.5	147.1	173.5
Other long term liabilities – interest	15.0	28.3	26.7	44.0	114.0

	3,644.1	4,833.3	2,908.7	7,444.6	18,830.7

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 19 (Financial Risk Management) to the consolidated financial statements.

Lawsuits

For a full description of this matter, please see “Lawsuits” in note 14 (Contingencies and Commitments) to the consolidated financial statements.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2009 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and

FAIRFAX FINANCIAL HOLDINGS LIMITED

reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2009, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2009, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Fairfax’s gross provision for claims was $14,747.1 at December 31, 2009. The company’s management of reserving risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Recoverable from Reinsurers

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. Fairfax had $3,809.1 recoverable from reinsurers (including recoverables on paid losses) as at December 31, 2009.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, this is to a large extent the result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 19 (Financial Risk Management) to the consolidated financial statements and in the Reinsurance Recoverables section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. Rather than incurring increased costs of reinsurance by virtue of purchasing more reinsurance or by virtue of these higher rates, in the following year the company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance. In 2007 reinsurance rates stabilized while primary rates continued to decrease, increasing the cost of reinsurance for Fairfax’s operating companies on a relative basis. Significant catastrophe losses incurred by reinsurers in 2008 have made and may continue to make catastrophe exposed reinsurance more expensive in the future.

Catastrophe Exposure

Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes, windstorms, hailstorms and terrorist attacks, which are unpredictable and can be very significant. The company’s management of catastrophe risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Foreign Exchange

The company has assets, liabilities, revenue and costs that are subject to currency fluctuations that may expose the company to foreign currency risk. These currency fluctuations have been and may be very significant and may affect the statement of earnings or, through the currency translation account in accumulated other comprehensive income, shareholders’ equity. The company’s management of foreign currency risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Competition

The property and casualty insurance and reinsurance industry is highly competitive and will remain highly competitive for the foreseeable future. Competition within this industry is based on price, service, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions or offer better terms and conditions without adequate compensation in the form of price increases for the assumption of additional risk. If competitive pressures compel the company to reduce prices or match terms and conditions without receiving adequate compensation in return, the company’s operating margins could decrease. In the future, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company competes with a large number of domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources than the company, and there is no assurance that the company will be able to successfully retain or attract business. The company’s management of pricing risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Pricing Risk

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s financial condition and net earnings. The company’s management of pricing risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements. The company’s management of claims reserves is discussed in note 6 (Provision for Claims) to the consolidated financial statements and in the Critical Accounting Estimates and Judgments section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Regulation

Insurance and reinsurance companies are regulated businesses, which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (capital management) is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Taxation

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of future income taxes assets and liabilities.

Strategic

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s earnings and financial position.

The strategies and performance of operating companies are regularly assessed by the company’s CEO, Board of Directors and senior management. An annual strategic planning process is conducted where key strategic initiatives at the operating companies are determined, including the alignment of those strategies throughout the organization.

Reliance on Distribution Channels

The company transacts business with a large number of independent brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industry has historically tended to fluctuate in cyclical patterns of “soft” markets, characterized generally by increased competition resulting in lower premium rates and underwriting standards, followed by “hard” markets characterized generally by less intense price competition, strict underwriting standards and increasing premium rates. The company’s profitability tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. These cyclical fluctuations may produce underwriting results that could adversely affect the company’s earnings and financial position.

Demand for insurance and reinsurance is influenced significantly by competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is also influenced by underwriting results of primary insurers.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company continues to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing premium rates and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property & casualty business by maintaining sound liquidity and strong capital management as discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other

FAIRFAX FINANCIAL HOLDINGS LIMITED

developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

General Economic Conditions

Impact on insurance and reinsurance business:

Factors such as changes in the level of employment, consumer spending, business investment, and government spending, the volatility and strength of the global capital markets, and inflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows. In an economic downturn like the current one, which is characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for certain insurance and reinsurance products may be adversely affected.

The company actively manages its operations to withstand periods of economic recession by maintaining sound liquidity and strong capital management as discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Impact on bonds, common and preferred stocks and derivative securities holdings:

General economic conditions can adversely affect the markets for interest rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the company’s equity securities. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses.

Risks associated with investments in derivative securities include market risk, interest rate risk, liquidity risk and credit risk. The company’s use of derivatives is primarily for general protection against declines in the fair value of the company’s financial assets and is governed by the company’s investment policies. The derivative securities may be extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company may not be able to realize its investment objectives, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Goodwill and Intangibles

The goodwill and intangible assets on the consolidated balance sheet originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. Continued profitability of the acquired entity is essential for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the continued usefulness of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. Credit ratings measure a company’s ability to repay its obligations and directly affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the subsidiary level, employment agreements have been negotiated with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Access to Capital

Fairfax strives to be soundly financed. During 2008 and the early part of 2009, the capital and credit markets experienced extreme volatility and disruption. As a result, access to capital and credit markets was significantly impaired for the company and for many other companies. In the current market, the company’s liquidity needs could increase materially and rapidly for a variety of reasons, many of which are outside of its control. For example, the company’s insurance subsidiaries may require the company to make additional investments in the event that their regulatory capital levels decline below desired levels as a result of future impairments of investment securities or other conditions, including changes in regulatory capital requirements. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 19 (Financial Risk Management) to the consolidated financial statements.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates, and in recent years, the insurance industry and the company have been subject to increased scrutiny by regulators and legislators. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see “Lawsuits” in note 14 (Contingencies and Commitments) to the consolidated financial statements.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, disruptions in internet, network access or other voice or

FAIRFAX FINANCIAL HOLDINGS LIMITED

data communication services could adversely affect the company’s ability to deliver products and services to customers and to otherwise conduct business.

Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Change in Presentation of Foreign Currency Gains (Losses)

The company reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship that exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company. Prior year comparative figures have been reclassified to be consistent with the current year’s presentation, resulting in the reclassification in 2008 of $161.8 of net realized and unrealized foreign currency losses (2007 – $28.7 of net realized and unrealized gains) and $12.0 of net realized and unrealized foreign currency gains (2007 – $2.2 of net realized and unrealized losses) from losses on claims and operating expenses respectively to net gains on investments. The pre-tax foreign currency effect on certain line items in the company’s consolidated financial statements for the years ended December 31 were as follows:

	2009	2008	2007
Net gains (losses) on investments:
Underwriting activities	14.3	(147.9)	26.4
Investing activities	(31.9)	102.5	111.1

Foreign currency gains (losses) included in pre-tax net earnings	(17.6)	(45.4)	137.5
Other comprehensive income – investing activities foreign currency gains (losses)	(39.3)	41.6	(45.2)

	(56.9)	(3.8)	92.3

Change in Accounting Policy

On January 1, 2007, the company adopted the new accounting standards related to financial instruments issued by the Canadian Institute of Chartered Accountants. As a result of adopting these new standards, the company’s financial assets and liabilities are carried at fair value in the consolidated balance sheets, except for receivables and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading are recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets which are classified as available for sale are recorded in other comprehensive income until realized, at which time the cumulative gain or loss is recorded in the consolidated statement of earnings. All derivatives are recorded at fair value in the consolidated balance sheet.

Unrealized gains and losses on financial assets which are classified as available for sale and unrealized foreign currency translation amounts arising from self-sustaining foreign operations are recorded in the statement of accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income is a component of shareholders’ equity. For further details, refer to note 2 (Summary of Significant Accounting Policies) to the consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. The company will report its financial results for the year ending December 31, 2011 and its quarterly unaudited interim financial results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The company will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010. With the adoption of IFRS, the company will no longer provide a reconciliation of its financial results to US GAAP.

In 2008 the company established a steering committee, a project team and working groups with appropriate IFRS training and expertise to manage the adoption and implementation of IFRS. The project team developed a conversion plan (described below) and provides regular updates to management, the Steering Committee and the Audit Committee on the execution of this plan, including activities completed in the quarter, activities planned for the following quarter and progress towards key goals. Education sessions have been, and continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the first two phases and continues its work on the Execution phase, which it expects to complete by mid-2010. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Management has made and continues to make presentations to the company’s Audit Committee identifying the IFRSs (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. These presentations include an overview of these various IFRSs, ongoing changes to IFRSs, alternative accounting policies available under IFRS, optional exemptions for the application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted most significantly by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continue to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS is required.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that need to be addressed. Throughout the project the company is monitoring discussion papers, exposure drafts and standards released by the IASB and the International Financial Reporting Interpretations Committee. The company assesses the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

Management’s assessment to date has identified the following areas expected to be most affected by the transition to IFRS based on IFRSs currently in force: the measurement of financial assets, insurance contracts, and employee benefits.

Many IFRSs are currently undergoing modification or are yet to be issued for the first time. For example, in response to financial reporting issues emerging from the global financial crisis, the IASB is revising or replacing existing IFRS standards that address many of these areas. The IASB plans to replace its existing financial instruments standard in several phases. The first phase was recently completed with the publication of IFRS 9 – Financial Instruments, which addresses the classification and measurement of financial assets, including investment securities. The new accounting model eliminates the available for sale and held to maturity categories, and the need to bifurcate embedded derivatives: it measures hybrid contracts as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. An option is available to measure equities that are not held for trading at fair value through other comprehensive income (“FVTOCI”) without recycling of gains and losses to the income statement. Dividend income on equity instruments measured at FVTOCI would be recognized in the income statement. Fixed income investments are measured at amortized cost if both of the following criteria are met: 1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. While this new standard is not mandatory until January 1, 2013, the company is considering early adoption in an attempt to simplify its accounting for financial instruments and to streamline its conversion process.

The second phase of the IASB’s financial instruments revision will amend the recognition and measurement requirements for impairment of financial instruments recorded at amortized cost. The IASB issued an Exposure Draft – Financial Instruments: Amortized Cost and Impairment on November 5, 2009. If this standard is finalized as currently drafted, only financial assets measured at amortized cost would be tested for impairment, using an expected credit loss model. Currently, an incurred credit loss model is applied to determine impairment. The final standard is expected to be issued in the fourth quarter of 2010 with mandatory adoption no earlier than January 1, 2013.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The third phase of the IASB’s financial instruments revision will address hedge accounting. The IASB is scheduled to issue an exposure draft on this topic in the first quarter of 2010, with the final standard expected to be issued in the second half of 2010.

Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The company is limited in its ability to estimate the impact that this standard will have on its financial reporting, and potentially, its business activities, until a conclusion on the measurement model used for insurance contracts is reached by the IASB. The Exposure Draft – IFRS 4 – Insurance Contracts Phase II is expected to be issued in May 2010 and the final standard is expected to be issued in June 2011.

Lastly, the IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. The current IFRS is similar to both Canadian and US GAAP and allows the use of the corridor method to determine pension expense for defined benefit pension plans. This approach allows for the deferral and amortization of certain actuarial gains and losses to future accounting periods when determining pension expense (the “corridor method”). Both the IASB and FASB have agreed that the corridor method should be eliminated but have not concluded whether these actuarial gains and losses should be recognized in the period in which they occur directly in other comprehensive income or net earnings. The IASB is scheduled to issue an exposure draft on this topic in the first quarter of 2010 with the final standard expected to be issued in the first half of 2011.

As a result of the changes described above and anticipated changes to IFRS both prior and subsequent to the company’s transition date, combined with changing market conditions, the financial impacts of the adoption of IFRS by the company cannot be reasonably quantified at this time. The company continues to monitor the impact of IFRS on its business activities and based on current IFRSs, no significant impact is anticipated.

The company has evaluated its financial information systems and processes and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. Based on IFRSs currently in force, management has concluded that the company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment. It is conceivable that new requirements may arise that could necessitate significant revision to the company’s internal controls over financial reporting, disclosure controls and procedures, and financial information systems and processes as a result of the recently proposed changes for the determination of impairment of financial assets carried at amortized cost and the yet to be defined requirements expected in Exposure Draft – IFRS 4 – Insurance Contracts Phase II. Management continues to concurrently monitor changes to IFRS and the ability of the company’s controls, systems and processes to meet these potential requirements.

The company continues through the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company expects to have a draft of its IFRS transition balance sheet by mid-2010, and will commence preparation of preliminary quarterly financial information for 2010 on an IFRS basis in May 2010. At this time the company’s auditors are in the process of reviewing the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.

Provision for Claims

Provisions for claims are valued based on Canadian accepted actuarial practice, which are designed to ensure the company establishes an appropriate reserve on the balance sheet to cover 1) insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and 2) claims expenses. Under Canadian GAAP, the assumptions underlying the valuation of provisions for claims are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business.

Provisions for claims are carried on an undiscounted basis. Worker’ compensation claims that are determined to be fixed or determinable are carried at discounted amounts.

For the company’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For operating companies that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The company’s actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore, the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.

In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

Estimates of loss reserves take into account the company’s assumptions with respect to many factors that will affect ultimate loss costs but are not yet known. The process by which actual carried reserves are determined considers actuarial estimates and many other factors. Such factors, both internal and external, which contribute to the variability and unpredictability of loss costs, include trends relating to jury awards, social inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, terms and conditions and claims handling, among others. In addition, information gathered through underwriting and claims audits is also considered. To the extent that these assumptions underlying the loss reserve estimates are significantly incorrect, ultimate losses may be materially different from the estimates included in the consolidated financial statements and may materially and adversely affect results of operations and financial condition. The impact of those differences is reflected in the period they become known.

The reserving process is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect development to the same degree in the future.

Generally, for each line of business, significant actuarial judgments are made with respect to the following factors used in the loss reserve setting process:

•	Loss trend factors are used to establish expected loss ratios for subsequent accident years based on the projected loss ratios for prior accident years. Provisions for inflation and social inflation (e.g., awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) and trends in court interpretations of coverage are among the factors which must be considered.

•	Expected loss ratios for the latest accident years generally reflect the expected loss ratios from prior accident years adjusted for the loss trend, as well as the impact of rate level changes and other quantifiable factors.

•	Loss development factors are used to arrive at the ultimate amount of losses incurred for each accident year based on reported loss information. These factors, which are initially calculated based on historical loss development patterns (i.e., the emergence of reported losses over time relative to the ultimate losses to be paid), are then adjusted for current trends.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these facts and trends emerge, it usually becomes necessary to refine and adjust the loss reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates. There is potential for significant variation in the development of loss reserves when actual costs differ from the costs implied by the use of the assumptions employed in the reserve setting process. Among the most critical assumptions are those made for expected loss ratios and loss development factors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Uncollectible Reinsurance Recoverables

Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.

Provision for Other than Temporary Impairment in the Value of Investments

Fairfax reviews those investments that are carried at cost or amortized cost, those that are carried at equity, and those that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party research analysts, and the company’s expectations for recovery in value in a reasonable time frame. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.

Valuation Allowance for Recovery of Future Income Taxes

In determining the need for a valuation allowance for the recovery of future income taxes (which is based on management’s best estimate), management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law and the expiry date of the tax losses.

Assessment of Goodwill for Potential Impairment

Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s reporting units using discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The Board has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “anticipate”, “project”, “expect”, “intend”, “will likely result”, “will seek to”, or “will continue” and similar expressions identify forward-looking statements which relate to, among other things, the company’s plans and objectives for future operations and reflect the company’s current views with respect to future results, performance and achievements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial strength or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income taxes assets. Additional risks and uncertainties are described in this Annual Report under the heading Issues and Risks and in Fairfax’s most recent Base Shelf Prospectus and Supplements (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which are available on SEDAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2009
Revenue	1,279.4	1,735.5	2,213.4	1,407.3	6,635.6
Net earnings (loss)	(60.4)	275.4	562.4	79.4	856.8
Net earnings (loss) per share	$(3.55)	$15.65	$31.04	$1.66	$43.99
Net earnings (loss) per diluted share	$(3.55)	$15.56	$30.88	$1.65	$43.75
2008
Revenue	2,370.5	1,243.5	2,162.9	2,048.7	7,825.6
Net earnings	631.8	27.6	467.6	346.8	1,473.8
Net earnings per share	$34.72	$0.84	$25.40	$19.73	$80.38
Net earnings per diluted share	$33.78	$0.84	$25.27	$19.62	$79.53
2007
Revenue	1,538.7	1,691.1	1,879.6	2,400.8	7,510.2
Net earnings	110.9	168.1	253.2	563.6	1,095.8
Net earnings per share	$6.10	$9.32	$14.12	$31.71	$61.20
Net earnings per diluted share	$5.88	$8.92	$13.47	$30.15	$58.38

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments

FAIRFAX FINANCIAL HOLDINGS LIMITED

(including significant gains related to credit default swaps in the fourth quarter of 2008 and during 2009, and related to equity total return swaps in the third and fourth quarters of 2009), the timing of which are not predictable.

Stock Prices and Share Information

As at March 5, 2010 Fairfax had 19,798,165 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,546,935 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2009, 2008 and 2007.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)
2009
High	404.00	329.99	416.40	417.35
Low	272.38	275.95	281.79	364.00
Close	326.00	292.00	397.73	410.00
2008
High	342.20	340.00	350.00	390.00
Low	255.32	240.01	221.94	303.85
Close	298.90	261.00	341.14	390.00
2007
High	276.00	270.48	262.54	311.87
Low	200.00	203.50	195.25	222.16
Close	260.00	203.50	242.52	287.00

The table that follows presents the Toronto Stock Exchange and New York Stock Exchange high, low and closing U.S. dollar prices of subordinate voting shares of Fairfax for each quarter of 2009, 2008 and 2007.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter(1)
	(US$)

2009
High	328.76	280.49	382.38	393.00
Low	211.01	237.16	241.50	343.00
Close	260.50	249.49	370.73	393.00
2008
High	343.00	336.00	330.00	355.48
Low	258.23	235.70	210.50	241.71
Close	287.10	253.90	328.50	313.41
2007
High	238.75	234.42	260.57	310.34
Low	169.41	191.67	180.00	228.64
Close	224.58	191.67	244.00	286.13

(1)	Effective November 24, 2009, Fairfax’s subordinate voting shares are traded in both Canadian and U.S. dollars in the Toronto Stock Exchange. On December 10, 2009, Fairfax’s subordinate voting shares were voluntarily delisted from the New York Stock Exchange.